Form 20-F
period 2001-12-31
NEWKIDCO INTERNATIONAL INC
filed 2002-06-28
CIK 1005690

--------------------------------------------------------------------------------

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2002

                   -----------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                    FORM 20-F

                     ANNUAL REPORT PURSUANT TO SECTION 13 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                         Commission File Number: 0-27676

                           --------------------------

                           NEWKIDCO INTERNATIONAL INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                              NEW BRUNSWICK, CANADA
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)


                           10TH FLOOR, BRUNSWICK HOUSE
                         44 CHIPMAN HILL, P.O. BOX 7289
                    SAINT JOHN, NEW BRUNSWICK, E2L 4S6 CANADA
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)


           Securities registered pursuant to Section 12(g) of the Act:

                        COMMON SHARES, WITHOUT PAR VALUE
                                ("COMMON SHARES")

 Number of outstanding shares of each of the Registrant's classes of capital or common stock at December 31, 2001:

                            COMMON SHARES         32,238,961
                            PREFERENCE SHARES         NIL

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                   Yes X        No___
                                      ----

Indicate by check mark which financial statement item the Registrant has elected to follow:

                              Item 17 X         Item 18 ___
                                      ---


                    ---------------------------------------


                         INDEX TO EXHIBITS ON PAGE 72


--------------------------------------------------------------------------------

                              Page 1 of 100 Pages

                                TABLE OF CONTENTS

                                                                                       PAGE

                                            PART I


Item 1. Identity of Directors, Senior Management and Advisors.............................4
Item 2. Offer Statistics and Expected Timetable...........................................4
Item 3. Key Information...................................................................4
Item 4. Information on the Company.......................................................15
Item 5. Operating and Financial Review and Prospects.....................................27
Item 6. Directors, Senior Management and Employees.......................................34
Item 7. Major Shareholders and Related Party Transactions................................39
Item 8. Financial Information............................................................41
Item 9. Listing..........................................................................42
Item 10.Additional Information...........................................................43
Item 11.Quantitative and Qualitative Disclosures About Market Risk.......................50
Item 12.Description of Securities Other than Equity Securities...........................51


                                        PART II


Item 13.Defaults, Dividend Arrearages and Delinquencies..................................51
Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds.....51
Item 15.[Reserved].......................................................................51
Item 16.[Reserved].......................................................................51


                                        PART III


Item 17.Financial Statements.............................................................52
Item 18.Financial Statements.............................................................73
Item 19.Exhibits.........................................................................73


        Information in this Annual Report is given as of December 31, 2001, unless otherwise indicated.

        All dollar amounts appearing in this Annual Report are in United States dollars, unless otherwise indicated.

        In this Annual Report, references to the "Company" include the subsidiaries of the Company, unless the context otherwise requires.

        Certain of the information contained in this Annual Report has been obtained from publicly available information from third party sources. The Company has not verified the accuracy or completeness of any information contained in such publicly available information. In addition, the Company has not determined if there has been any omission by any such third party to disclose any facts, information or events which may have occurred prior to or subsequent to the date as of which any such information contained in such publicly available information has been furnished or which may affect the significance or accuracy of any information contained in any such information and summarized herein.

                              INTELLECTUAL PROPERTY INFORMATION

        This Annual Report on Form 20-F contains product names, trade names, trademarks and service marks of NewKidCo International Inc., its subsidiaries and of other organizations, all of which are the properties of their respective owners, including without limitation, the following:

        TINY TOON ADVENTURES(R) is a trademark of Time Warner Entertainment Company, LLP.

        SESAME STREET(R) anD THE ADVENTURES OF ELMO IN GROUCHLAnd(R) are trademarks of Sesame Workshop.

        TOM AND JERRY(R) is a trademark of Turner Entertainment Co.

        WINNIE THE POOH(R) and GOOFY(R) are trademarks of Walt Disney Company.

        DOUG(R) is a trademark of Viacom International Inc.

        DRAGON TALES(R) is a trademark of Sony Pictures Consumer Products Inc.

        DORA THE EXPLORER(R) is a trademark of MTV Networks, a division of Viacom International.

        DR. SEUSS(R) is a trademark of Dr. Seuss Properties 3 and Dr. Seuss Enterprises, L.P.

        E.T. THE EXTRA-TERRESTRIAL(R) is a trademark and copyright of Universal Studios.

        LITTLE LEAGUE BASEBALL(R) is a trademark and copyright of Little League Baseball Incorporated.

        MUPPETS(R) are a trademark and copyright of Jim Henson Interactive, a division of The Jim Henson Company.

        PLAYSTATION(R) and PLAYSTATION2(R) are trademarks of Sony Computer Entertainment America, Inc.

        NINTENDO 64(R), GAME BOY(R), GAME BOY COLOR(R), GAME BOY ADvance(R), and GAMECUBE(R) are trademarks of Nintendo of America Inc.

        XBOX(R) is a trademark of Microsoft Corporation.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements contained in this Annual Report constitute forward-looking statements. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the Company's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company's actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those described herein. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. See "Risk Factors" in "Item 3. Key Information."

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

        The selected consolidated financial data in this form should be read in conjunction with the Financial Statements and the Notes thereto included elsewhere in this Annual Report. The selected annual financial information for the years ended December 31, 2001 and 2000 and the selected quarterly information for the years ended December 31, 2001 and 2000 are derived from and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto audited by Arthur Andersen LLP, Chartered Accountants. The selected annual financial information for the years ended December 31, 1999 and 1998 are derived from and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto audited by Deloitte & Touche, Chartered Accountants. Disclosure concerning 1997 has been omitted because the Company has discontinued all operations relating to all lines of business in which the Company was engaged during such years and believes the inclusion of such data could be potentially misleading.

        Except as noted, the financial data set forth below are presented in accordance with Canadian GAAP. These principles differ in some respect from U.S. GAAP. For a description of the principal differences between Canadian GAAP and U.S. GAAP, see "U.S. Generally Accepted Accounting Principles" in "Item 5. Operating and Financial Review and Prospects."

                           SELECTED ANNUAL INFORMATION

                                                         FISCAL YEARS ENDED DECEMBER 31,2001
                                                         -----------------------------------
                                                2001              2000           1999             1998
                                                ----              ----           ----             ----
                                             (in thousands of US dollars, except per share information)

Total Revenue.......................       $      17,714    $      26,047     $      22,468    $       2,489
Income (Loss) before extraordinary
items
    Continuing......................       $    (11,648)    $     (7,739)     $         506    $       (967)
    Discontinued....................       $                $          76     $       2,322    $     (8,734)
                                            ------------     ------------      ------------     ------------
    Total...........................       $    (11,648)    $     (7,663)     $       2,828    $     (9,701)
                                            ============     ============      ============     ============

Income (Loss) before extraordinary
items
Per Share (Basic)
    Continuing......................       $      (0.40)    $      (0.33)     $        0.03    $      (0.07)
    Discontinued....................       $         _--    $        --       $        0.14    $      (0.67)
                                           -------------    -------------      ------------     ------------
    Total...........................       $      (0.40)    $      (0.33)     $        0.17    $      (0.74)
                                            ============     ============      ============     ============

Total Assets
    Continuing......................       $      16,183    $      28,437     $      16,204    $       5,321
    Discontinued....................       $                $           7     $         372    $         490
                                            ------------     ------------      ------------     ------------
                                           $      16,183    $      28,444            16,576            5,811
                                            ============     ============   ===============  ===============
Total long-term debt................       $         591    $         624     $          --    $          --
                                            ============     ============      ============     ============
Cash dividends - per share..........       $          --    $          --     $          --    $          --
                                            ============     ============      ============     ============

                         SELECTED QUARTERLY INFORMATION
                                   (UNAUDITED)

                                                      YEAR ENDED DECEMBER 31, 2001
                                                      ----------------------------

                                   1ST QUARTER   2ND QUARTER  3RD QUARTER   4TH QUARTER      2001
                                   -----------   -----------  -----------   -----------      ----
                                       (in thousands of US dollars, except per share information)

Revenues                          $       3,616 $       1,723 $      2,123 $      10,252 $     17,714

Income (Loss)
      Continuing................  $         254 $     (8,470) $      (744) $     (2,688) $    (11,648)
      Discontinued..............  $             $             $            $             $
                                  ------------- ------------- ------------ ------------- -
      Total.....................  $         254 $     (8,470) $      (744) $     (2,688) $    (11,648)
                                  ============= ============= ============ ============= =============

Income (Loss) per share (Basic)
      Continuing................  $        0.01 $      (0.30) $     (0.03) $      (0.09) $      (0.40)
      Discontinued..............  $           -                            $           - $           -
                                  ------------- ------------- ------------ ------------- -------------
      Total                       $        0.01 $      (0.30) $     (0.03) $      (0.09) $      (0.40)
                                  ============= ============= ============ ============= =============


                                                      YEAR ENDED DECEMBER 31, 2000
                                                      ----------------------------
                                   1ST QUARTER   2ND QUARTER  3RD QUARTER   4TH QUARTER      2000
                                   -----------   -----------  -----------   -----------      ----
                                       (in thousands of US dollars, except per share information)

Revenues                          $       (437) $       1,773 $      6,401 $      18,310 $     26,047

Income (Loss)
      Continuing................  $     (3,799) $     (6,781) $        818 $       2,023 $     (7,739)
      Discontinued..............  $          14 $         (4) $         15 $          51 $          76
                                  ------------- ------------- ------------ ------------- -------------
      Total.....................  $     (3,785) $     (6,785) $        833 $       2,074 $     (7,663)
                                  ============= ============= ============ ============= =============

Income (Loss) per share (Basic)
      Continuing................  $      (0.16) $      (0.29) $       0.03 $        0.09 $      (0.33)
      Discontinued..............  $           -                            $           - $           -
                                  ------------- ------------- ------------ ------------- -------------
      Total.....................  $      (0.16) $      (0.29) $       0.03 $        0.09 $      (0.33)
                                  ============= ============= ============ ============= =============

                            EXCHANGE RATE INFORMATION

        In 1999, the Company's Board of Directors and Audit Committee reviewed the appropriateness of continuing to use the Canadian dollar as the Company's functional and reporting currency. Due to the significance of the Company's US operations, the Board of Directors and Audit Committee concluded that it would be appropriate to adopt the US dollar as the functional and reporting currency effective December 31, 1999. Accordingly, historical financial statements previously reported in Canadian dollars were translated into US dollars. In this Annual Report, all dollar amounts are expressed in US dollars, except where otherwise indicated.

        The following table sets out, for each period indicated, the high and low exchange rates for one US dollar expressed in Canadian dollars, the average of such exchange rates on the last day of each month during such period, and the exchange rate at the end of such period, based upon the noon rate of exchange as reported by the Bank of Canada (the "Noon Rate"):

                                             FISCAL YEAR ENDED DECEMBER 31,
                                             ------------------------------
                                         1997        1998       1999        2000       2001
                                         ----        ----       ----        ----       ----
        High........                   1.4399      1.5845     1.5298      1.5593     1.6021
        Low.........                   1.3345      1.4040     1.4433      1.4341     1.4936
        Average.....                   1.3844      1.4831     1.4858      1.4868     1.5513
        Period End..                   1.4305      1.5333     1.4433      1.5002     1.5926

        On June 27, 2002, the Noon Rate was US$1.00 equals CDN $0.6618 and the inverse of the Noon Rate was US $1.5110 equals CDN $1.00.

D. RISK FACTORS.

        Prospective purchasers of the Company's common stock should consider carefully all of the information set forth in this Annual Report and, in particular, should evaluate the following risks in connection with an investment in the common stock. Information contained or incorporated by reference in this Annual Report contains forward-looking terminology such as "believes", "opinions", "expects", "may", "will", "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology. Such statements include, without limitation, the Company's beliefs about trends in the industry and its views about the long-term future of the industry and the Company. See, e.g., "Item 5. Operating and Financial Review and Prospects" and "Item 4. Information on the Company." No assurance can be given that the future results covered by the forward-looking statements including certain risks and uncertainties that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

        The Company's business is subject to many risks and uncertainties which may affect its future performance. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently believes are immaterial may also materially and adversely impair its business operations. The information below and information contained in publicly available information in respect of the Company may contain forward-looking statements that involve risks and uncertainties. Such forward-looking statements reflect the Company's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company's actual results, performance and achievements to vary from those described herein. Should one or more of these risks and uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results could vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. All such forward-looking statements are necessarily speculative and there are numerous risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements. The Company does not intend or assume any obligation to update these forward-looking statements.

RISKS RELATED TO ROYALTY PAYMENT OBLIGATIONS UNDER LICENSE AGREEMENTS

        The Company has been delayed in making certain payments to licensors and developers due to working capital constraints. The Company has reached agreements with such licensors, developers and other parties to extend the term for payment of such obligations. In the event of default in making payments under such agreements, the licensors, developers and other parties may have the right to terminate such agreements. Termination of the agreements may have a material adverse effect on the Company's business, operating results and financial condition. In addition, any default of the Company's obligations to licensors, developers and other parties would automatically result in default of the terms of the Company's convertible debentures and its purchase order financing arrangement described elsewhere in this Annual Report.

RISKS ASSOCIATED WITH DOMESTIC DISTRIBUTION ARRANGEMENTS

        The Company is presently reliant on a third party fulfillment warehouse for the domestic distribution of its products. In the event such fulfillment warehouse is no longer able to distribute its products the Company would have to seek other methods of distribution for its products. If the Company undertakes to do all, or substantially all, of its own distribution, the Company may, at least temporarily, lack sufficient internal organization for purchase order processing, invoice processing and accounts receivable collection. In the event the Company's own efforts at the distribution of its product prove inadequate, there would be a disruption in the distribution of its products, which could have a material adverse effect on the Company's business, operating results and financial condition.

RISKS ASSOCIATED WITH INTERNATIONAL DISTRIBUTION AGREEMENT

        On June 26, 2000, the Company entered into a Software License Agreement with UBI Soft Entertainment S.A. ("UBI Soft") granting the exclusive rights to translate, adapt and localize, manufacture, publish, market, distribute and sell, through all channels including the Internet, the Company's products. To date, the Company has limited experience in marketing, selling, and distributing the Company's products outside of North America and will be relying on UBI Soft completely in this regard. The international sales and distribution of the Company's products are subject to a number of inherent risks, including but not limited to:

        - compliance with the laws and regulations of different countries;

        - difficulties in enforcing contractual obligations and intellectual property rights in some countries; and

        - fluctuations in currency exchange rates.

        These risks may materially and adversely affect the Company's results of operations.

CHANGING CONSUMER PREFERENCES

        Consumer preferences, in particular the preferences of young children, are difficult to predict and the introduction of new products is critical in this market segment. Operating results depend largely on the appeal of the Company's products. The Company attempts to reduce this risk by basing its games on well-established recognized characters. There can be no assurance that the Company's products will achieve or sustain market acceptance for any significant period of time, that products will achieve an adequate degree of market acceptance, or that product life cycles will be sufficient to cover license fees and development and marketing costs. A decline in the popularity of existing products, among other things, would have a material adverse effect on the Company's business, operating results and financial condition.

DEPENDENCE ON NEW PRODUCT DEVELOPMENT; PRODUCT DELAYS

        The Company's future success depends largely on the timely introduction of successful new products to replace declining revenues from older products. If for any reason revenues from new products were to fail to replace declining revenues from older products, the Company's business, operating results and financial condition would be materially adversely affected.

        The lack of market acceptance or significant delay in the introduction of one or more products could have a material adverse effect on the Company's business, operating results and financial condition, particularly in view of the seasonality of the Company's business. Further, because a large portion of a product's revenue generally is associated with initial shipments, the delay of a product introduction expected during a fiscal quarter may have a material adverse effect on operating results for that quarter.

        The Company has, in the past, experienced delays in the introduction of certain new products due to, among other things, third party invoked delays. The timing and success of video games remains unpredictable due to the complexity of product development, including the uncertainty associated with technological developments, and uncertainty of getting timely final approvals from the platform licensors and from the licensors of the intellectual property on which the games are based.

UNCERTAINTY OF MARKET ACCEPTANCE; SHORT PRODUCT LIFE CYCLES

        The market for video games has been characterized by shifts in consumer preferences and short product life cycles. Consumer preferences for video games are difficult to predict and few entertainment software products achieve sustained market acceptance. There can be no assurance that new products introduced by the Company will achieve any significant degree of market acceptance, that such acceptance will be sustained for any significant period, or that product life cycles will be sufficient to permit the Company to recoup development, marketing and other associated costs. In addition, if market acceptance is not achieved, the Company could be forced to accept substantial product returns or markdowns to maintain its relationships with retailers and its access to distribution channels. Failure of new products to achieve or sustain market acceptance or product returns, or mark-downs, in excess of the Company's expectations would have a material adverse effect on the Company's business, operating results and financial condition.

        In addition, the console platform is a relatively new market for products aimed at young children. There can be no assurances that the platforms in respect of which the Company has certain licenses, namely the PLAYSTATION(R) and PLAYSTATION2(R) video game consoles by Sony, Nintendo GAME BOY(R), GAME BOY COLOR(R), GAMECUBETM AND NINTENDO 64(R) and Microsoft XBOX(R) will continue to be accepted as a platform for entertainment titles for young children.

DEPENDENCE ON CHARACTER LICENSES

        Sales of licensed products accounted for 100% of the Company's revenues during fiscal 2001 and 2000. The Company's existing license agreements for the characters upon which games are based generally have terms ranging from two to four years and are subject to earlier termination in certain circumstances. There can be no assurance that the Company will be able to procure new license agreements or renew existing license agreements. There can be no assurance that the renewal of existing licenses or obtaining of additional licenses for characters can be effected on commercially reasonable terms.

        The Company's license agreements limit both the products that can be manufactured thereunder and the territories and markets in which such products may be marketed. The licensors of characters typically have the right to approve, in their sole discretion, the products developed by the Company. Obtaining such approvals may be time consuming and could adversely affect the timing of the introduction of new products. The loss of a character license could have a material adverse effect on the Company's business, operating results and financial condition. Generally, the Company's licenses do not restrict the licensor from licensing other characters to other entities to develop video games. There can be no assurance that a licensor will offer any such opportunities to the Company or will not offer such opportunities to others.

        The character license agreements also generally provide for the payment of royalties to the licensor subject to certain minimum royalty amounts. Failing to make such payments generally permits a licensor to terminate the license agreement. Any termination of such character license agreements could have a material adverse effect on the Company's business, operating results and financial condition.

DEPENDENCE ON PLATFORM LICENSES; MANUFACTURING RISKS

        The Company's platform licenses provide that the Company must obtain the approval of the platform licensor for the publication of each title that the Company publishes on the applicable platforms. Therefore, the Company may be limited in the number of titles it can publish for each platform. This could have a material adverse affect on the Company's business, operating results and financial condition. Also, if the Company's platform license with a manufacturer were to be terminated, for any reason, the Company would be unable to publish additional titles for that platform, resulting in a material adverse affect on its business, operating results and financial condition. One of the Company's platform licenses is for a fixed period of four years, subject to earlier termination in certain circumstances, while other licenses are for an indefinite term and provide for termination on very short notice.

        Each platform license requires the Company to use such platform licensor as the manufacturer for all of the Company's titles on such platform. The platform licenses contain provisions giving the manufacturer substantial control over the Company's release of new titles including control over the price to be charged for manufacturing. Furthermore, the relatively long manufacturing cycle for cartridge-based products for certain platforms (from 30 to 60 days) requires the Company to accurately forecast retailer and consumer demand for its titles relative to that specific platform. Since each of the manufacturers is also a publisher of software for its own platforms, and also manufactures products for all of its other licensees, a manufacturer may give priority to its own products or those of other publishers in the event of insufficient manufacturing capacity. If the Company experiences unanticipated delays in the delivery of products for these or any other reasons, its business, operating results and financial condition could be materially and adversely affected.

        The Company has recently obtained the rights to publish video games on Sony PLAYSTATION2(R) and Microsoft XBOX(R), however, there can be no assurance that the Company will obtain licenses for other next generation platforms.

CHANGES IN TECHNOLOGY AND INDUSTRY STANDARDS

        The video game industry evolves as new console platforms are introduced. Each of Sony, Nintendo and Microsoft Corporation have introduced their new "next generation" 128 bit game consoles and 32 bit handheld platforms, the Sony PLAYSTATION2(R), the Nintendo GAMECUBETM, GAME BOY ADVANCETM by Nintendo and Microsoft XBOX(R), respectively. Historically, the anticipation or introduction of "next generation" video game platforms has resulted in decreased sales of existing platforms and interactive entertainment software for existing platforms. If sales of current models of video game consoles level off or decline as a result of the anticipated release of new platforms or other technological changes, sales of the Company's products developed for current platforms can be expected to decrease.

The Company expects that as more advanced platforms are introduced consumer demand for existing platforms and software for existing platforms will decline. As a result, the Company's products developed for such platforms may not generate sufficient sales to make such products profitable. In addition, there can be no assurance that the mix of the Company's future product offerings will keep pace with technological changes or satisfy evolving consumer preferences, or that the Company will be successful in obtaining necessary licenses, developing and marketing products for any future video game console platforms. Failure to develop and introduce new products in a timely fashion could have a material adverse effect on the Company's business, operating results and financial condition. Furthermore, obsolescence or planned obsolescence of software or platforms could leave the Company with increased inventories of unsold titles and limited amounts of new titles to sell to consumers which could have a material adverse effect on the Company's business, operating results and financial conditions.

RELIANCE ON OTHER THIRD PARTIES

        The Company utilizes independent contractors for certain aspects of product development and production. A delay in the work performed by independent contractors and third party developers, or poor quality of such work, may result in product delays. The Company's ability to grow its business and its future operating results will depend, in significant part, on the Company's continued ability to maintain relationships with skilled independent contractors and third party developers. There can be no assurance that the Company will be able to maintain such relationships.

        In addition, the Company has been delayed in making payment of its obligations under its developer agreements. These delays, or any future delays, may adversely impact its relationships with its developers.

INDUSTRY COMPETITION; COMPETITION FOR SHELF SPACE

        The video game industry is intensely competitive. Competition in the industry is principally based on the quality of the license on which a product is based and the quality and features of the product. Significant financial resources also have become a competitive factor in the video game industry, principally due to the substantial cost of product development and marketing that is required to support best-selling titles. In addition, competitors with broad product lines and popular titles typically have greater leverage with distributors and other customers who may be willing to promote titles with less consumer appeal in return for access to such competitor's most popular titles. There can be no assurance that the Company's products will compete successfully with the products of current and future competitors, many of whom may have significantly greater financial resources than the Company to devote to their product development and marketing.

        The Company's principal competitors include, among others, Sony and Nintendo, both of whom act as publishers of titles for their consoles, and others such as Acclaim Entertainment Inc., Disney, Electronic Arts, THQ, Inc., UBI Soft Entertainment, Infogames Entertainment, Eidos, PLC, Activision, Inc., and The 3DO Company.

        As competition increases, significant price competition, increased production costs and reduced profit margins may result. Prolonged price competition or reduced demand would have a material adverse effect on the Company's business, operating results and financial condition. Furthermore, the key barrier to entry into the industry in which the Company operates is securing a platform license and the Company may face significant competition from new entrants who secure such licenses in the future. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not have a material adverse effect on its business, operating results and financial condition.

        Retailers typically have a limited amount of shelf space, and there is intense competition among video game producers for adequate levels of shelf space and promotional support from retailers. As the number of video game products increases, the competition for shelf space intensifies, resulting in greater leverage for retailers and distributors in negotiating terms of sale, including price discounts and product returns policies. The Company's products constitute a relatively small percentage of a retailer's sales volume, and there can be no assurance that retailers will continue to purchase the Company's products or promote the Company's products with adequate levels of shelf space and promotional support.

CHANGE OF CONTROL

        Some of the Company's license agreements provide certain termination rights in the event of a change of control of the Company. The termination of any such license agreement could have a material adverse effect on the Company's business, operating results and financial condition.

DEPENDENCE ON RETAILERS; RISK OF CUSTOMER BUSINESS FAILURE; PRODUCT RETURNS OR MARKDOWNS

        Maintaining a good relationship with retailers and distributors is of significant importance to the Company. The Company maintains a reserve for uncollectible receivables that it believes to be adequate, but the actual reserve that is maintained may not be sufficient in every circumstance. As a result of the foregoing, a payment default by a significant customer could have a material adverse effect on the Company's business, operating results and financial condition.

        In general, the Company's arrangements with its retailers do not give them the right to return products (other than damaged or defective products) or to cancel written orders. However, the Company may nevertheless need to accommodate distributors and retailers when demand for a specific item falls below expectations in order to maintain its relationships. Although the Company provides reserves for returns or markdowns that it believes are adequate, product returns or markdowns that exceed the Company's reserves could have a material adverse effect on the Company's business, operating results and financial condition.

DEFECTIVE PRODUCTS

        Software products, such as those the Company offers, may possibly contain errors or defects. Such errors may result in a loss of or delay in market acceptance and cause the Company to incur additional expenses and delays to fix these errors.

FLUCTUATIONS IN QUARTERLY RESULTS; UNCERTAINTY OF FUTURE OPERATING RESULTS; SEASONALITY

        The Company's quarterly results will likely vary significantly in the future depending on numerous factors, many of which are not under the Company's control. Such factors include, but are not limited to, demand for the Company's products and those of its competitors, the size and rate of growth of the video game software market, acceptance of video game consoles as a platform for entertainment of young children, development and promotional expenses relating to the introduction of new products, changes in computing platforms, product returns or mark-downs, the timing of orders from major customers, delays in shipment, the level of price competition, the timing of product introduction by the Company and its competitors, product life cycles, software defects and other product quality problems. As products are generally shipped as orders are received, net revenues in any quarter are substantially dependent on orders booked and shipped in that quarter. Revenues and operating results for any future quarter are not predictable with any significant degree of accuracy.

        The Company's business is expected to experience significant seasonality, in part due to consumer buying patterns. Net revenues typically are significantly higher during the fourth calendar quarter, due primarily to the increased demand for consumer software during the year-end holiday buying season. Net revenues and net income in other quarters are generally lower and vary significantly as a result of new product introductions and other factors.

        As the Company increases its production and marketing activities, expenses will increase and, if sales from previously released products are below expectations, net income is likely to be disproportionately affected. In addition, as the focus of the Company's business only recently has changed to children's video game software, the Company's historical performance may not be indicative of its future operating results in this new market. Accordingly, period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

DEPENDENCE ON KEY PERSONNEL

        The Company's success depends to a significant extent on the performance and continued service of its senior management and certain key employees. Competition for highly skilled employees with technical, management, marketing, sales, product development and other specialized training is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. Specifically, the Company may experience increased costs in order to attract and retain skilled employees. Although the Company enters into employment agreements with certain key personnel, there can be no assurance that such employees will not leave the Company or compete against the Company. The Company's failure to attract or retain qualified employees could have a material adverse effect on the Company's business, operating results and financial condition.

FAILURE TO REDUCE OR PROPERLY ANTICIPATE FUTURE COSTS

        The Company anticipates that the average selling prices of its products may decrease in the future in response to a number of factors, including competitive pricing pressures and sales discounts. Therefore, to control its gross margin, the Company must also seek to reduce its costs of production. The costs of developing new interactive entertainment software have increased in recent years due to such factors as the increasing complexity and robust content of interactive entertainment software, increasing sophistication of hardware technology and consumer tastes and increasing costs of licenses for intellectual properties. If the Company's average selling prices decline, it must also increase the rate of new product introductions and its unit sales volume to maintain or increase its revenue. Furthermore, the Company's budgeted research and development and sales and marketing expenses are partially based on predictions regarding sales of its products. To the extent that these predictions are inaccurate, the Company's operating results may suffer.

ILLEGAL COPYING OF SOFTWARE

        Although the Company's products incorporate copy-protection devices, an unauthorized person may be able to copy software or otherwise obtain and use the Company's proprietary information. If a significant amount of illegal copying of software published or distributed by the Company occurs, the Company's product sales could be materially adversely impacted. Policing illegal use of software is extremely difficult, and software piracy is expected to persist. In addition, the laws of some foreign countries in which the Company's products are distributed do not protect intellectual property rights to the same extent as the laws of the United States and Canada.

RISKS INHERENT WITH ACQUISITIONS

        The Company has acquired various properties and businesses and it intends to continue to pursue acquisition opportunities consistent with its business strategy. The Company has not entered into, and may not enter into, any agreements in respect of any such acquisitions. However, the failure to adequately address the financial and operational risks raised by acquisitions of technology and businesses could have a material adverse effect on the Company's business, operating results and financial condition. Financial risks potentially related to acquisitions include the following: (i) dilutive issuances of securities; (ii) use of cash resources;
(iii) incurrence of additional debt and contingent liabilities; (iv) large write-offs; and (v) amortization expenses related to intangible assets. Acquisitions also involve potential operational risks, including the following:
(i) difficulties in assimilating the operations, products, technology, information systems and personnel of the acquired business; (ii) diversion of management's attention from other business concerns; (iii) impairment of relationships with retailers, distributors, licensors and suppliers; (iv) inability to maintain uniform standards, controls, procedures and policies; and
(v) loss of key employees, goodwill and other of the acquired business.

INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS

        As the number of interactive entertainment software products in the industry increases and the features and content of these products further overlap, software developers may increasingly become subject to infringement claims. Although the Company makes reasonable efforts to ensure that its products do not violate the intellectual property rights of others, it cannot be certain that claims of infringement will not be made. Any such claims, with or without merit, can be time consuming and expensive to defend. The Company cannot be certain that existing or future infringement claims against it will not result in costly litigation or require it to seek to license the intellectual property rights of third parties, which licenses may not be available on acceptable terms.

FINANCING RISKS

        The Company believes that the Company will have sufficient sources of capital from ongoing operations and inventory, receivables and development financing arrangements to meet all of its obligations including licensor and developer obligations, however, in the event that unexpected circumstances arise, the Company may require additional sources of funding. The Company is currently in the process of seeking additional asset based and development financing to fulfill its working capital requirements but no definitive arrangements are in place. Depending on the Company's future growth and acquisitions, if any, it may become necessary to secure additional sources of financing, however, there can be no assurances that any required interim or other financing will be available to the Company or that such funds will be available on acceptable terms. If the Company issues additional equity securities to raise funds, the ownership percentage of its existing shareholders would be reduced. New investors may also demand rights, preferences or privileges senior to those of existing shareholders. The terms of any debt issued could impose restrictions on the Company's operations. The Company is required to make principal prepayments under the terms of certain of its debt obligations from any future debt or equity financing funds received by the Company. If the Company cannot raise needed funds on acceptable terms, it may not be able to continue as a viable operating company, develop or enhance its products, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements.

LIMITED OPERATING HISTORY

        The Company has a very limited operating history concerning its current line of business. This lack of experience could have a significant negative impact on the Company's ability to, among other things, realize its strategic goals or impact its ability to accurately assess its future operational needs.

VOLATILITY OF STOCK PRICE

        There has been a history of significant volatility in the market prices of companies engaged in the software industry, including the Company. It is likely that the market price of the Company's common shares ("Common Shares") will continue to be highly volatile. Factors such as the timing and market acceptance of product introductions by the Company, the introduction of products by the Company's competitors, loss of key personnel of the Company, variations in quarterly operating results or changes in market conditions in the software industry generally may have a significant impact on the market price of the Common Shares. In the past, the Company has experienced significant fluctuations in its operating results and, if the Company's future revenue or operating results or product releases do not meet the expectations of public market analysts and investors, the price of the Common Shares would likely be materially adversely affected. In addition, the stock market has experienced and continues to experience extreme price and volume fluctuations which have affected the market price of software companies and companies in the interactive entertainment industry and which have often been unrelated to the operating performance of these companies.

ITEM 4. INFORMATION ON THE COMPANY

A.      HISTORY AND DEVELOPMENT OF THE COMPANY

        NewKidCo International Inc. (the "Company") is a holding company that owns, indirectly, 100% of NewKidCo, LLC ("NewKidCo"), a Delaware limited liability company. The Company's only operations are conducted by NewKidCo and consist of the development, marketing and publishing of video games for children.

        The Company was incorporated on April 27, 1982 in British Columbia under the name "Miss Quickly Resources Ltd." Subsequently, on October 10, 1985, its name was changed to "Cutty Resources Inc." On March 28, 1985, its name was further changed to "Hatco Capital Inc." On December 3, 1992, its name was changed to "SoftQuad International Inc." On August 31, 1994, the Company was continued under the laws of Ontario. On January 22, 1996, the Company's articles were amended to consolidate the Company's Common Shares on a 1:2.5 basis and to create an unlimited number of preference shares, issuable in series. On September 18, 1998, the Company was continued under the laws of New Brunswick. On January 28, 1999, the Company changed its name from "SoftQuad International Inc." to "NewKidCo International Inc."

        The Company acquired a majority interest in SoftQuad on December 15, 1992. During December 1995 and January 1996, the Company completed the acquisition of the remaining 19% interest in SoftQuad not previously held by it, making SoftQuad a wholly owned subsidiary of the Company. From December 15, 1992 until the sale of its assets in two separate transactions on September 25, 1998 and November 10, 1998, SoftQuad was engaged in the development and sale of multi platform, HTML and SGML based authoring and publishing software tools. Prior to December 15, 1992, SoftQuad was engaged in other lines of business. SoftQuad was incorporated under the laws of Canada on June 20, 1984 and continued under the laws of Ontario on February 28, 1997.

        The Company acquired Alpha Software Corporation ("Alpha") on December 27, 1996 through the merger of a wholly owned subsidiary of the Company with Alpha on May 7, 1993. The merged entity is a wholly owned subsidiary of the Company and its name was changed to NKC Holdings, Inc. ("NKC Holdings") on December 30, 1999. NKC Holdings published a variety of third party retail software for distribution to the retail channel and developed and marketed database software products. During the fourth quarter of 1998, the Company commenced the wind up of the operations of NKC Holdings.

        On June 10, 1998, NKC Holdings and a third party formed NewKidCo as a joint venture to develop and market console video games for young children. Originally, NKC Holdings held 75% of NewKidCo and such third party held the remaining 25%. Pursuant to the terms of the joint venture, the Company provided a put option to the minority shareholder of NewKidCo that required the Company in certain circumstances to acquire the remaining 25% of NewKidCo. The Company acquired the remaining 25% interest on June 14, 1999, such that New KidCo became a wholly owned subsidiary of the Company. See "Acquisitions and Disposals-Acquisition of NewKidCo, LLC."

REGISTERED OFFICES

        The Company's registered office in New Brunswick is 10th Floor, Brunswick House, 44 Chipman Hill, P.O. Box 7289, Saint John, New Brunswick E2L 4S6. The Company's registered office in Ontario is Suite 2300, 200 King Street West, Toronto, Ontario M5H 3W5. The registered office of NKC Holdings, Inc. (formerly Alpha Software Corporation) ("NKC Holdings") is _____________. The registered office of NewKidCo is 250 West 57th Street, Suite 1020, New York, New York, 10107.

ACQUISITIONS AND DISPOSALS

ACQUISITION OF NEWKIDCO, LLC

        On June 9, 1998, the Company acquired a 75% interest in NewKidCo, LLC, which conducts the Company's children's video console game business. The Company contributed $500,000 to NewKidCo and committed to fund the 1998 operating budget of NewKidCo. Pursuant to the terms of a joint venture formation agreement (the "Joint Venture Formation Agreement") dated May 1, 1998 among the Company, NKC Holdings, NewKidCo, Jonathan D. Harber, Henry A. Kaplan and NewKidCo Holdings, LLC, a company then controlled by Mr. Harber and Mr. Kaplan, Messrs. Harber and Kaplan and their operating company (collectively, the "Vendors") contributed to NewKidCo all property and assets relating to the children's video game console business developed by them. In return for their respective contributions, the Company acquired its 75% interest in NewKidCo and the Vendors acquired the remaining 25% interest; under the terms of the Joint Venture Formation Agreement, among other things, the Vendors were entitled during the period June 1, 1999 to July 1, 2000 to require the Company, through NKC Holdings, to purchase the remaining 25% interest in NewKidCo held by the Vendors (the "Put Option").

        On June 14, 1999, the Company acquired from the Vendors the remaining 25% of NewKidCo pursuant to the Put Option. In connection with the exercise of the Put Option, aggregate cash consideration of $500,000 was paid to the Vendors and an aggregate of 641,667 Common Shares were issued to the Vendors. In addition, warrants to purchase up to 2,626,479 Common Shares (at prices ranging from $1.50 to $3.00 per share) and warrants to purchase up to 1,373,521 Common Shares (at prices ranging from $3.00 to $4.00 per share), which were issued by the Company to the Vendors on June 14, 1999, became exercisable. Further, the Company became obligated to pay to the Vendors additional purchase consideration (the "Additional Purchase Price") in an amount equal to 25% of the net profits of NewKidCo for each of the three years during the three year period commencing May 1, 1998 and ending April 30,2001, to a maximum aggregate amount of $6,000,000, such Additional Purchase Price to be calculated on a cumulative basis and payable at the end of each year during such three year period. NewKidCo and one of the Vendors, Henry A. Kaplan, from whom a portion of the remaining 25% interest in NewKidCo was indirectly acquired, agreed that the Additional Purchase Price for the period May 1, 1998 to April 30, 1999 payable to such Vendor was $42,781.23. The other Vendor, Jonathan Harber, advised NewKidCo that he disputed NewKidCo's calculation and he believed his share of such Additional Purchase Price was approximately $383,333. Upon acquisition of the final 25% of NewKidCo, the board of directors appointed Mr. Henry A.
Kaplan as a member of the board of directors.

        On March 1, 2001 the Company reached a settlement with Jonathan Harber et. al. whereby the Company agreed to issue 1,333,333 shares of common stock in exchange for a full release of its obligations under the Joint Venture Formation Agreement. The additional consideration was accounted for as an increase in goodwill.

OTHER INFORMATION

PRIVATE PLACEMENT OF SERIES A PREFERRED SHARES AND SERIES B PREFERRED SHARES

        On April 2, 2002 the Company completed a private placement of 16,206,142 Series A preferred shares with a price of $0.37023 per share. The $6,000,000 raised was used to reduce short term debts and to fund working capital needs.

        On June 13, 2002 the Company completed a private placement of 1,220,000 Series B preferred shares with a price of $0.48 per share. The $585,000 raised was used to reduce short-term debts and to fund working capital needs.

        In connection with the issuance of preferred shares the Company received approval from its Class A Warrant holders to amend the warrants. The number of shares represented by each warrant certificate was reduced by approximately two-thirds, resulting in the aggregate number of shares represented by the warrant certificates to be 2,804,146. Furthermore, the exercise price was reduced to Cdn. $0.60 and the expiry time was changed to April 30, 2002. The Company received $894,993 upon exercise of 2,332,897 warrants. The remainder of the warrants expired.

PRIVATE PLACEMENT OF SPECIAL WARRANTS

        In June 1999, the Company completed a private placement offering of 6,000,000 special warrants of the Company for gross proceeds of (Cdn.)$15,000,000. The net proceeds from the offering of special warrants of approximately (Cdn.)$14,190,000 (or approximately $9,586,000), after deducting the agent's fee and estimated expenses of the offering, were used by the Company to obtain additional licenses, to fund ongoing product development, sales and marketing, and for general corporate purposes.

        In connection with this private placement, the Company granted to Mattel Inc., which was a significant investor in the offering of special warrants, an investment warrant exercisable for a common share purchase warrant (the "Mattel Warrant") at no additional cost to the holder. This warrant expired on December 21, 2000.

        In July 2000 the Company completed a private placement offering of 8,412,439 special warrants of the Company for gross proceeds of (Cdn.) $7,706,799 (or approximately $5.2 million) and (Cdn.) $1,000,000 (or approximately $677,000) principal amount of special debentures. The proceeds of the offering were used by the Company to make licensor and developer advances, to fund ongoing product development, repayment of convertible notes and working capital purposes.

SECURED CREDIT FACILITY AND ISSUANCE OF CONVERTIBLE NOTES

        In April 2000, the Company obtained a $1,500,000 principal amount secured credit facility which was repaid on July 31, 2000.

        The Company also completed a private placement of (Cdn.)$2,227,000 principal amount of convertible notes of the Company ("Convertible Notes"). The Convertible Notes were convertible into an aggregate of 818,750 special warrants of the Company at a conversion price of (Cdn.)$2.72 (subject to adjustments in certain circumstances) per special warrant. Each special warrant entitled the holder to receive, for no additional consideration, one unit of the Company. Each such unit consisted of one Common Share and one Common Share purchase warrant of the Company. Each Common Share purchase warrant was exercisable by the holder for one Common Share of the Company at an exercise price of (Cdn.)$3.20 per share until April 20, 2003 (subject to adjustment in certain circumstances). The Convertible Notes were repaid out of the proceeds from the July 2000 financing. The Company was required to make principal prepayments under both the secured facility and the Convertible Notes from any debt or equity financing funds received by the Company.

        On July 31, 2000, the Company obtained a $600,000 (principal and interest) short-term loan which was repaid December 18, 2000.

        The Company obtained financing through a short-term bridge loan of $1,500,000 on November 27, 2000. The loan matured March 27, 2001. The loan did not bear interest except in the event of default. The Company issued options that are exercisable into 600,000 loan warrants. Upon exercise of the options 400,000 of the loan warrants will be immediately exercisable and the remaining 200,000 loan warrants were to be exercisable only upon the occurrence of certain events. Upon repayment of the loan on March 27, 2001, 200,000 loan warrants were cancelled. On January 14, 2002, 170,000 of the warrants were exercised. Each of the remaining 230,000 loan warrant is exercisable into one common share at an exercise price of (Cdn.) $0.70 per common share at any time prior to 5 p.m. on November 27, 2002.

        On April 16, 2001, the Company received a $1,200,000 development funding loan. The loan was due and payable on March 31, 2002 and bore interest at 8% per annum. The loan agreement requires the Company to pay the lender $0.50 per unit shipped of several of its titles through April 30, 2002. The loan was repaid on April 4, 2002.

        On July 1, 2001, the Company received a $900,000 development funding loan. The loan was due and payable on March 31, 2002 and bears interest at 7.5% per annum. The loan agreements requires the Company to pay the lender $0.25 per unit shipped of several of its titles during the term of the loan. The loan was repaid on June 13, 2002.

        On November 29, 2001, the Company entered into a revolving credit facility agreement that allows the Company to borrow up to $3,000,000 for a period of one year. On December 31, 2001, the amount outstanding on this loan was $864,000. The loan agreement provides for a 27.5% initial fee on the entire credit facility agreement and an interest rate on the outstanding balance of 15% per annum. The initial fee and interest cost have been satisfied by the issuance of units. Each unit consists of one common share and one-half common share purchase warrant of the Company. As of December 31, 2001 the Company was required to provide 2,483,000 common shares and 1,242,000 common share purchase warrants pursuant to this agreement. The deemed value of the common shares and common share purchase warrants issuable as of December 31, 2001 was $838,000 and $150,000, respectively. Furthermore, as the initial fee was incurred to set up this credit facility, it has been charged as interest expense in the consolidated statement of operations.

B.      BUSINESS OVERVIEW

        NewKidCo develops and publishes video games for children ages 4-12 years on most of the leading video game console systems. The Company's business objective is to become the dominant publisher of high quality, non-violent children's video games.

        Our strategy is to publish video games based on popular licensed properties such as:

        -       SESAME STREET(R) from Sesame Workshop
        - WINNIE THE POOH(R), MULAN(R), DOUG(R) and GOOFY(R) of Disney Classic Characters from Disney Interactive, Inc. ("Disney")
        - TINY TOON ADVENTURES(R) and TOM AND JERRY(R) from Warner Bros. Consumer Products, a division of AOL Time Warner Entertainment Company, L.P. ("Warner Bros")
        -       E.T. THE EXTRA-TERRESTRIAL(R) from Universal Studios
        -       LITTLE LEAGUE BASEBALL(R) from Little League Baseball
                Incorporated

        - MUPPETS(R) a trademark and copyright of Jim Henson Interactive, a division of The Jim Henson Company, and
        -       DRAGON TALES(R) from Sony Pictures Consumer Products Inc.
        - DORA THE EXPLORER(R) from MTV Networks, ad division of Viacom International, Inc.
        -       DR. SEUSS(R) from Dr. Seuss properties 3 and Dr. Seuss
                Enterprises, L.P.

        The Company believes that focusing exclusively on the specialized niche of developing console and handheld video games for the young children's marketplace provides us with a competitive advantage over other publishers of video games. This competitive advantage is created by positioning the Company's products as a source, trusted by parents, of wholesome entertainment for their children. The Company's products are available for sale or rental in thousands of retail outlets in North America, including Toys "R" Us, eToys.com, Wal-Mart, K-Mart, Target, Kay Bee Toys, Best Buy, Circuit City, Game Stop, Electronics Boutique, Sears, Zany Brainy, Blockbuster Video, Hollywood Video, Musicland and Baggage's.

                                INDUSTRY OVERVIEW

        The console video game industry has experienced significant growth since the mid 1990's when the major console manufacturers (I.E., Sony, Nintendo, Sega, and Atari) released 64 bit consoles to the North American marketplace. These 64 bit consoles provided better gaming experiences than previous versions due to advancements in video and audio technologies. The gaming audience appeared to respond positively to these advancements as, according to a report by Gerard Klauer Mattison & Co. ("Gerard Klauer"), an investment-banking firm, in the United States approximately consoles, 13.1 million such consoles were sold in 1998, 13.2 million consoles were sold in 1999 and 12 million were sold in 2000. Estimates for 2001 and 2002 by Gerard Klauer indicate continued demand for such products, as it is projecting sales of 7.0 million and 5.0 million consoles in the United States for 2001 and 2002, respectively. The major console manufacturers have recently released their new 128 bit gaming consoles. According to Gerard Klauer approximately 3.5 million 128 bit consoles were sold in 2001 and 25 million 128 bit consoles will be sold in 2002.

        Gerard Klauer reported that software purchases for 64 bit game consoles also recently experienced significant growth in the United States from 1998 to 2001, growing from approximately $3.5 billion in gross revenues in 1998 to $4.2 billion in 2000. Software purchases in the United States for 64 bit video game consoles are estimated by Gerard Klauer to generate approximately $1.3 billion in gross revenues in 2001. Estimated software purchases for 128 bit systems were expected to increase to $6.2 billion by 2003.

        Sony launched PLAYSTATION2(R), in the North American market in October 2000. Nintendo launched the handheld GAME BOY ADVANCE(R) platform in June 2001 and the GAME CUBE platform in November 2001. Microsoft also launched a new platform XBOX(R), in November 2001. Software for the new platforms required different standards of design and technology to fully exploit their capabilities. The introduction of new platforms also requires that game developers dedicate substantial additional resources to product development.

        The Company has obtained licenses to develop video games for PLAYSTATION2(R), NINTENDO GAME CUBE(R), NINTENDO GAME BOY ADVANCE(R) and MicrosoFT XBox(R) and is currently pursuing licensing arrangements to develop products for other "next generation" consoles, however, there can be no assurances that the Company will obtain licenses for any platform.

                             BUSINESS OF THE COMPANY

OVERVIEW

        The Company's business objective is to be the leading publisher of video games for young children in the 4 to 12 year-old age range. The Company's video games contain wholesome content for young children, are based on well-established, internationally recognized characters and are designed to be fun for young children to play. As of the date hereof, the Company has published titles for the PLAYSTATION(R) video game console by Sony and the GAME BOY, GAME BOY COLOR and NINTENDO 64 (also known as N64) platforms by Nintendo.

        The Company attempts to base its video games on licensed characters that have a proven track record in their appeal to young children. The Company generally seeks to capitalize on the name recognition, marketing efforts and goodwill associated with the licensed character. By using licensed characters, the Company believes that it can reduce the risks and costs associated with creating brand recognition around original characters. Also, since the Company's products are typically purchased by parents for their children, the Company seeks to base its games on characters that are also recognized by adults.

        In order to expand the number of titles the Company offers the Company is regularly engaged in discussions with various companies about licensing the video game rights to their characters. The Company believes that these relationships can be beneficial to the Company in the future. These companies also have a long-term interest in preserving the "goodwill" associated with their characters and, as such, the Company believes that these licensors are committed to ensuring that their characters are associated with quality products.

        The Company's products are currently available in North America in toy stores, mass merchants, certain on-line stores and software retailers. The Company distributes its products in Europe, the U.K., Australia and New Zealand through a licensing agreement with Ubi Soft Entertainment, S.A. and in the Pacific Rim through Success Corp. See "Business Overview - Sales and Distribution".

STRATEGY

        The Company seeks to compete by focusing on a specialized niche in the industry - the young children's marketplace. The Company's strategy is to publish high quality non-violent video games for young children using the mass-market appeal of well known licensed characters. The Company intends to support these titles with its own, and in some cases shared, marketing and promotional efforts.

        The Company entered the video game publishing market primarily as a result of a perceived market gap for games that cater exclusively to young children and that are wholesome entertainment. The Company believes that such games also appeal highly to parents of young children. There are other companies that produce children's titles but none do so exclusively, nor can any such companies claim to produce exclusively wholesome content for all of their titles.

        For various reasons, the Company's strategic focus has been primarily in the video game console market, as opposed to the personal computer ("PC") game market. For example, the barriers to entry in the console market are high whereas in the PC market they are relatively low. This is attributable to the uncertainty of obtaining platform licenses, the high cost of game development and higher manufacturing costs than the PC market. The console manufacturers also have strict requirements, which must be met in order to, develop games on their respective platforms and, accordingly, approval must be obtained from the console manufacturers before the product is released to ensure the functional integrity and quality of the games. No such approval is required in the PC market.

        Console hardware is generally much easier to use for young children compared to a PC, as there is no need to configure hardware, such as sound cards, or deal with operating system incompatibilities. Compared to many PCs, consoles are generally more reliable and durable, are easier to use and require little adult supervision. In addition, compatibility of games and console is virtually guaranteed for the user due to tight quality control by the manufacturers. Further, technical support for PC games is costly compared to console games because technical support is typically not required for console hardware due to the quality and homogeneity of the hardware for any given platform.

PRODUCTS

        NewKidCo's products are offered on the Sony PLAYSTATION(R), PLAYSTATION2(R), NINTENDO GAME CUBE(R), NINTENDO GAME BOY ADVANCE(R), NINTENDO 64(R), and NINTENDO GAME BOY Color(R) video game consoles. As of the date hereof, the following portfolio of products were released or are in development by NewKidCo:

------------------------------------------------------------------- ---------------------------
TITLE                                                               PLATFORM
------------------------------------------------------------------- ---------------------------
TINY TOON ADVENTURES:  THE GREAT BEANSTALKTM                        PLAY STATION(R)
------------------------------------------------------------------- ---------------------------
ELMO'S NUMBER JOURNEYTM                                             PLAYSTATION(R)
ELMO'S LETTER ADVENTURETM                                           PLAYSTATION(R)
ELMO S ABCSTM                                                       GAME BOY COLOR(R)
ELMO'S 123STM                                                       GAME BOY COLOR(R)

------------------------------------------------------------------- ---------------------------
THE ADVENTURES OF ELMO IN GROUCHLAND(R)                               GAME BOY COLOR(R)

------------------------------------------------------------------- ---------------------------
DISNEY'S STORY STUDIO, MULAN(R)                                       PLAYSTATION(R)

------------------------------------------------------------------- ---------------------------
WINNIE THE POOH: ADVENTURES IN THE 100 ACRE WOODTM                  GAME BOY COLOR(R)(1)

------------------------------------------------------------------- ---------------------------
TIGGER'S HONEY HUNTTM                                               PLAYSTATION(R) (1)
                                                                    NINTENDO 64(R)(1)
------------------------------------------------------------------- ---------------------------
DOUG'S BIG GAMETM                                                   GAME BOY COLOR(R)

------------------------------------------------------------------- ---------------------------
SESAME STREET SPORTS (3) TM                                         PLAYSTATION(R)
                                                                    GAME BOY COLOR(R)
------------------------------------------------------------------- ---------------------------
TOM AND JERRY IN " HOUSE TRAP" TM                                   PLAYSTATION(R)
TOM AND JERRY IN " MOUSE ATTACKS"TM                                 GAME BOY COLOR(R)
TOM AND JERRY IN " FISTS OF FURRY" TM                               NINTENDO 64(R)
TOM AND JERRY IN "THE MAGIC RING"TM                                 GAME BOY ADVANCE(R)(2)
TOM AND JERRY IN " WAR OF THE WHISKERS" TM                          PLAYSTATION(R)(3)
TOM AND JERRY IN " INFURNAL ESCAPE" TM                              GAME CUBE(R)(3)
                                                                    GAME BOY ADVANCE(R)(3)

------------------------------------------------------------------- ---------------------------
DRAGON SEEKTM                                                       PLAYSTATION(R)
DRAGON WINGSTM                                                      GAME BOY COLOR(R)

------------------------------------------------------------------- ---------------------------
GOOFY'S FUN HOUSE  TM                                               PLAYSTATION(R)

------------------------------------------------------------------- ---------------------------
DRAGON TALES ADVENTURESTM                                           GAME BOY COLOR(R)
DRAGON TALES PAINT SPLASH TM                                        GAME BOY ADVANCE(R)(3)

------------------------------------------------------------------- ---------------------------
E.T. THE EXTRA-TERRESTRIAL TM DIGITAL COMPANION                     GAME BOY COLOR(R)
E.T. THE EXTRA-TERRESTRIAL TM ESCAPE FROM PLANET EARTH              GAME BOY COLOR(R)
E.T. THE EXTRA-TERRESTRIAL TM INTERPLANETARY MISSION                PLAYSTATION(R)
E.T. THE EXTRA-TERRESTRIAL TM                                       GAME BOY ADVANCE(R)(2)
E.T. THE EXTRA-TERRESTRIAL TM COSMIC GARDEN                         GAME BOY COLOR(R)(3)

E.T. THE EXTRA-TERRESTRIAL TM RETURN TO THE GREEN PLANET            PLAYSTATION2(R)(3)
E.T. THE EXTRA-TERRESTRIAL TM SEARCH FOR DRAGORA                    GAME CUBE(R)(3)
E.T. THE EXTRA-TERRESTRIAL TM THE SALERIAN PROJECT                  GAME BOY ADVANCE(R)(3)

------------------------------------------------------------------- ---------------------------
MUPPET PINBALL TM                                                   GAME BOY ADVANCE(R)(3)

------------------------------------------------------------------- ---------------------------
LITTLE LEAGUE BASEBALL 2002                                         GAME BOY ADVANCE(R)(3)
LITTLE LEAGUE BASEBALL 2003                                         GAME CUBE(R)(4)

------------------------------------------------------------------- ---------------------------
DORA THE EXPLORER - THE SEARCH FOR PIRATE PIG'S TREASURE            GAME BOY ADVANCE(R)(3)
DORA THE EXPLORER - PAINT SPLASH                                    GAME BOY ADVANCE(R)(3)
DORA THE EXPLORER                                                   PLAYSTATION(R)(3)

------------------------------------------------------------------- ---------------------------
DR. SEUSS - THE SUPER STOO PENDUS WORLD OF DR. SEUSS                GAME BOY ADVANCE(R)(3)
DR. SEUSS                                                           PLAYSTATION2(R)(4)

------------------------------------------------------------------- ---------------------------
------------------------------------------------------------------- ---------------------------
U.S. YOUTH SOCCER - POWER-UP SOCCER                                 GAME BOY ADVANCE(R)(3)
------------------------------------------------------------------- ---------------------------

(1)     Comprised more than 10% of units sold by the Company in 2000.
(2)     Comprised more than 10% of units sold by the Company in 2001.
(3) The Company currently is developing these titles and expects to release these titles in 2002.
(4)     Currently under development for release in 2003.

        The Company entered into a multi-year agreement with Sesame Workshop (formerly Children's Television Workshop) ("CTW") on January 20, 1998, to produce two video games for the Sony PLAYSTATION(R) platform based on SESAME STREET(R) characters and, in March 1999, the Company released ELMO' S NUMBER JOURNEY TM and ELMO' S LETTER ADVENTURE TM. In October 1998, CTW and the Company amended this agreement to add an additional title to be produced by the Company for the Sony PLAYSTATION(R) and to convert each of these three titles for compatibility with the NINTENDO 64(R) console. The agreement was also amended to engage the Company to produce an additional three titles for the Nintendo GAME BOY COLOR(R) platform. All of these titles, ELMO' S ABCS(R), ELMO' S 123s(R) AND THE ADVENTURES OF ELMO IN GROUCHLAND(R), have been released. The Company also has a right of first refusal during the term of the agreement to publish new versions of titles produced under this agreement on other video game platforms. The agreement requires that the Company make certain royalty payments to CTW based on revenues, subject to certain minimum payments, and that CTW will also share with the Company revenues it receives from the sale of video games produced by the Company pursuant to the agreement and distributed by CTW. The license under this agreement with CTW grants to the Company the exclusive development, manufacturing and distribution rights in the United States and Canada for the titles produced by the Company pursuant to this agreement. In November 2000, the Company amended its contract with Sesame Workshop to include the rights to distribute its existing video games in Mexico, Europe, Australia and New Zealand.

        The Company entered into a non-exclusive multi-year agreement with Warner Bros. on July 26, 1999; to develop and publish five titles featuring the Warner Bros.' TOM AND JERRY(R) characters. The agreement gives the Company the rights to create age appropriate interactive video games for the current leading video game platforms, including Sony PLAYSTATION(R), NINTENDO 64(R), Nintendo GAME BOY COLOR(R) and Sega DREAMCAST TM, as well as for CD-Rom/DVD Rom for personal computers. The license is a worldwide license excluding China, Guam and Saipan. The agreement requires that the Company make certain royalty payments based on revenues, subject to certain minimum payments. On June 6, 2000, the Company amended its agreement with Warner Bros. to include the rights to publish video games on GAME BOY ADVANCE(R), X-BOX(R), PLAYSTATION2(R) and NINTENDO GAMECUBE(R). The Company is currently developing a game FOR Game BOY ADVANCE(R), and PLAYSTATION2(R) based on the Tom and Jerry property and expects to release the additional titles in GAMECUBE, 2002.

        The Company entered into a non-exclusive multi-year license agreement with Disney on August 2, 1999, to develop and/or publish game titles for various video console platforms featuring popular Disney characters such as Disney's WINNIE THE POOH(R), MULAN(R), and DOUG(R), as well as a title, GOOFY'S FUN HOUSE TM, based on DISNEY'S CLASSIC CHARACTERS TM. The first Disney title released was DISNEY'S STORY STUDIO, MULAN(R) in December 1999. In March 2000, the Company released WINNIE THE POOH: ADVENTURES IN THE 100-ACRE WOOD TM on Nintendo GAME BOY COLOR. Two additional titles based on WINNIE THE POOH, TIGGER'S HONEY HUNT TM for PLAYSTATION(R) and NINTENDO 64(R), were also released in 2000. The license covers North America and, in respect of certain titles, also covers Europe, Australia and New Zealand. The agreement calls for minimum royalty payments over the life of the agreement and for the Company to spend a minimum amount to market the titles during the term of the agreement and to pay to Disney development fees in respect of certain titles. Among other things, Disney may terminate the agreement with the Company if the Company is not able to satisfy certain financial commitments within the time periods specified in such agreement. The Company does not have the right to terminate this agreement prior to the expiration of the term without cause.

        In September 1999, the Company entered into a multi-year agreement with Sony Pictures Consumer Products Inc. to develop and publish interactive video games for the PLAYSTATION(R), NINTENDO 64(R) and GAME BOY COLOR(R) platforms based on the DRAGON TALES children's television series. The license is an exclusive world-wide license and the agreement requires the Company to make certain royalty payments based on revenues, subject to certain minimum payments. The first DRAGON TALES video game adventures, DRAGON SEEK and DRAGON WINGS, were released in 2000. The Company is currently developing a game for GAME BOY ADVANCE(R) based on the Dragon Tales property and expects to release the title in 2002.

        On May 9, 2000, the Company entered into a multi-year licensing agreement with Universal Studios Licensing, Inc. ("Universal") to develop and publish interactive video games for PLAYSTATION(R), PLAYSTATION2(R), SEGA DREAMCAST TM, NINTENDO GAMECUBE(R), NINTENDO GAME BOY COLOR(R), and MICROSOFT XBOX(R) among others, based on E.T. the Extra-Terrestrial TM. The first four titles were released in 2001. The license is a worldwide license and the agreement requires us to make certain royalty payments based on revenues, subject to certain minimum payments. As of December 8, 2000, the Company has amended its license agreement with Universal to extend its schedule for payment of its obligation under the license agreement. Under this amendment, the Company's next royalty payment of $750,000 was payable March 31, 2002. The Company paid $500,000 of such payment and is currently in negotiation with Universal concerning the remaining schedule of payments. . The Company is currently developing titles based on the E.T the Extraterrestrial TM property for GAME BOY COLOR(R), GAME BOY ADVANCE(R), GAMECUBE(R), and PLAYSTATION2(R). The Company also has plans to develop titles on the X-BOX(R) console platforms.

        On May 10, 2001, the Company entered into a multi-year licensing agreement with Little League Baseball Incorporated to develop and publish interactive video games for PLAYSTATION(R), PLAYSTATION2(R), NINTENDO GAME BOY ADVANCE(R), and NINTENDO GAMECUBE(R). The Company has worldwide rights to publish four titles on the above platforms. The license is for a period of three years from shipments of the last title in the territory. The Company is currently developing titles for GAMEBOY ADVANCE and GAMECUBE(R) for release in 2002 and 2003.

        On May 10, 2001, the Company entered into a multi-year worldwide licensing agreement with Jim Henson Interactive, a division of The Jim Henson Company, to develop and publish an interactive video game for GAME BOY ADVANCE(R) by Nintendo. It is expected that this title will be released in 2002.

        On January 10, 2002 the Company entered into a multi-year worldwide licensing agreement with MTV Networks a division of Viacom International to develop and publish interactive video games for PLAYSTATION(R), PLAYSTATION 2(R), NINTENDO GAME BOY ADVANCE(R), and NINTENDO GAMECUBE(R), based on the Dora the Explorer television series. The company is currently developing a title for each for the GAME

BOY ADVANCE(R) and PLAYSTATION(R) based on the Dora the Explorer property and expects to release these titles in 2002.

        On April 10, 2002 the Company entered into a multi-year worldwide licensing agreement with Dr. Seuss to develop and publish interactive video games for PLAYSTATION(R), PLAYSTATION2, GAME BOY ADVANCE, and GAMECUBE, based on the loveable characters form the vast collection of the Dr. Seuss Library including "Cat in the Hat", "Green Eggs and Ham", "Horton Hears a Who", amongst many others. The company is currently developing a title for the Game Boy Advance based on the Dr. Seuss property and expects to release this title in 2002.

PRODUCT DEVELOPMENT

        The only development projects which have been undertaken by the Company relate to the development of its video game console products. The Company uses external resources to develop all of its products. A "Producer", who is an employee of the Company, leads each development project. The Producer co-ordinates the activities of the external studios and acts as a liaison between the hardware licensor and the licensor of the character on which the game is based. The Company also uses external resources to test the products before they are manufactured.

        The Company entered into a multi-year agreement with CineGroupe, a development and animation studio in Montreal, Canada for the development of a minimum of three Game Boy Advance titles per year for at least three years. The agreement has significant economic benefits to the Company and positions it with an internationally acclaimed leader in children's animated programming.

        The Company believes that by utilizing external resources to develop and test products it can better control the cost of developing products and minimize its fixed operating costs. The Company seeks competitive bids for each new development project. The payment structure of product development contracts usually requires the payment by the Company of advanced royalties upon the achievement of certain milestones by the developer. All software development costs are capitalized when incurred. Software development costs are amortized to cost of sales at the rate provided in the software development contract or management's estimate of the economic life of the project if the estimated life is shorter than the contractual rate. Project abandonment losses, advances or capitalized software development costs are expensed when, in management's estimate, future revenues will not be sufficient to recover previously capitalized costs.

PLATFORM LICENSES

        The Company's console products currently are being developed or published for the PLAYSTATION(R), and PLAYSTATION2(R) video game console by Sony Computer Entertainment America Inc., and Nintendo of America Inc.'s GAME BOY COLOR(R), GAME BOY ADVANCE(R), NINTENDO 64(R), and GAME CUBE(R) platforms. In order to maintain general access to the console systems marketplace, the Company has obtained non-exclusive multi-year licenses for these platforms. Each license allows the Company to create one or more products for the applicable console system, subject to certain required approvals generally based on quality, which are reserved by each platform licensor. Each platform license also requires that the Company pay the platform licensor a per unit license fee from each unit manufactured. There can be no assurances that the Company will obtain approval for further titles from the platform licensors, or that such licensors will continue to license the Company to develop titles for the applicable platform.

MANUFACTURING

        Each console system manufacturer, such as Sony and Nintendo, is also the sole manufacturer of the titles published for its platform. The platform license agreements entered into by the Company provide that the Company's titles for a specific platform must be manufactured by the applicable platform licensor. Platform licensors publish their own titles for their platform, as well as manufacture titles for all other licensees of the platform. Accordingly, there is a risk that the platform licensor may allocate manufacturing resources to its own titles or titles of other licensees in priority to the Company's titles during peak selling periods, which may have a material adverse effect on the Company's business, operating results and financial condition.

MARKETING

        The Company's marketing efforts include public relations, print and broadcast advertising, coordinated in-store and industry promotions including merchandising and point of purchase displays, participation in cooperative advertising programs and on-line activities.

        The Company also has contractual obligations with certain character licensors to spend minimum amounts to support the release of new titles as well as previously released titles. These contractual minimums may be required for specific release events (such as movie tie-ins) or may require minimum amounts to be spent within a calendar year.

        The Company believes that marketing and advertising are critical to the success and acceptance of games into the marketplace and, therefore, a majority of the Company's advertising expenses are incurred upon initial product release.

SALES AND DISTRIBUTION

        The Company's products are available for sale or rental in thousands of retail outlets in the United States and Canada, including mass merchants, toy stores, computer specialty stores, discount chains and video rental stores and on-line stores. The retailers which carry the Company's products in these categories include Toys "R" Us, eToys.com, Wal-Mart, K-Mart, Sears, Zellers, Kay-Bee Toy, Target, Best Buy, Circuit City, Game Stop, Electronics Boutique, Sears, Zany Brainy, Blockbuster Video, Hollywood Video, Musicland and Babbage's. The Company also provides links from its web site, WWW.NEWKIDCO.COM, to the web sites of certain of the retailers, which carry the Company's products.

        Prior to July 11, 2000, the Company distributed its products through an exclusive distribution agreement with Mattel, Inc., however, the Company terminated its former distribution agreement and is now carrying on sales activities using its own employees and a network of independent sales representatives. The Company is now using an independent third party distributor for its distribution and fulfillment needs. On March 12, 2001 the Company negotiated a settlement with its former distributor which allowed the Company to purchase existing inventory held by the former distributor and settle all outstanding amounts owed between both parties.

        On June 23, 2000 the Company entered into an agreement with UbiSoft Entertainment, S.A. ("UbiSoft") whereby the Company granted UbiSoft the right to publish and distribute its video games in Europe, Australia and New Zealand.

        On September 2, 2001 the Company entered into an agreement with Success Corporation for distribution of product into the Pacific Rim. This agreement is on a title by title non exclusive basis. The Company will continue to pursue other distribution agreements with third parties for jurisdictions in which the Company's licenses allow it to sell products. No such distribution agreements have been entered into, as at the date thereof and there can be no assurance that any such agreements will be entered into.

COMPETITION

        The video game industry is intensely competitive. Competition in the industry is principally based on the quality of the license on which a product is based and the quality and features of the product. The availability of significant financial resources has become a major competitive factor in the industry, primarily as a result of the larger development, advertising, production and marketing budgets required to publish quality titles. In addition, industry players with large product lines and popular titles typically have greater leverage with distributors, retailers and other customers who may be willing to promote titles with less consumer appeal in return for access to such industry player's most popular titles. The Company's principal competitors include, among others, Nintendo, Disney, Sony, Acclaim Entertainment Inc., Activision Inc., Electronic Arts, The 300 Company, THQ, Inc., UBI Soft Entertainment, Eidos PLC and Infogrames Entertainment. These companies produce a wide array of game genres: driving, action, adventure, fantasy, first person simulation, sports, puzzle and strategy aimed mostly at males ages 12 to 35 years. Some of these companies produce games for children 12 and under. However, the Company is not aware of any other company which focuses exclusively on the children's titles market.

        As competition increases, significant price competition, increased production costs and reduced profit margins may result. Furthermore, the key barrier to entry into the industry in which the Company operates is securing a platform license, and the Company may face significant competition from new entrants who secure such licenses in the future.

        Retailers typically have a limited amount of shelf space, and there is intense competition among video game producers for adequate levels of shelf space and promotional support from retailers. As the number of video game products increase, the competition for shelf space intensifies, resulting in greater leverage for retailers and distributors in negotiating terms of sale, including price discounts and product returns. The Company's products constitute a relatively small percentage of retailer's sales volume, and there can be no assurance that retailers will continue to purchase the Company's products or promote the Company's products with adequate levels of shelf space and promotional support.

C.      ORGANIZATION STRUCTURE

CORPORATE STRUCTURE

        The following chart sets out, as of the date hereof, the corporate structure, including the name and jurisdiction (in parentheses), of the Company and each of its wholly-owned principal subsidiaries:

[CHART]


D.      PROPERTY, PLANT AND EQUIPMENT

        The Company's offices are located in New York, New York and Saint John, New Brunswick. The premises in New York contain approximately 3,436 square feet of office space and have been leased by NewKidCo until April 30, 2004.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion is based on, and should be read in conjunction with "Item 3. Key Information" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere herein.

A.      OPERATING RESULTS

RESULTS OF OPERATIONS

        The following table sets forth, for the years ended December 31, 2001, 2000 and 1999, selected financial information in thousands of US dollars.

                                                        Years Ended December 31,
                                                      2001             2000         1999
                                                      ----             ----         ----
Revenues                                           $17,714          $26,047      $22,468
Gross Profit                                         7,176            3,132        9,739
Net Income (Loss) - Continuing Operations         (11,648)          (7,739)          506
Net Income (Loss)                                 (11,648)          (7,663)        2,828

REVENUE

        Revenue for the year ended December 31, 2001, decreased 32% from the same period last year, to $17.7 million from $26 million. The decrease was due primarily to the platform transition within the industry and a decision by the Company to hold back development and the release of titles on new platforms as a result of the low installed base. International revenue primarily from the distribution agreement with UBI Soft in Europe, the United Kingdom, Australia, and New Zealand was down slightly from one year ago to $1.9 million from $2.1 million.

                                                    Years Ended December 31,
                                       2001        2000    1999    Growth %      Growth %
                                        $           $       $     2001/2000     2000/1999
                                        -           -       -     ---------     ---------
Revenues
      Sales                            15.8        23.9     22.5      (33.9)           6.2
      Royalties                         1.9         2.1      -         (9.5)         100.0
                                    ----------------------------
Total                                  17.7        26.0     22.5      (31.9)          15.6
                                    ============================

Revenues by Platform
      Play Station                      5.0         6.1     13.3      (18.0)         (54.1)
      Nintendo 64                       1.6         9.5      4.6      (83.2)         106.5
      Nintendo Game Boy Color           6.5        10.4      4.6      (37.9)         126.1
      Nintendo game Boy Advance         4.6        -         -          -              -
                                    -------- --------- --------
      Total                            17.7       26.0      22.5      (31.9)          15.6

Revenues by Geographic Region
      US                               15.5        23.3     22.3      (33.5)           4.5
      Canada                            0.3         0.6      0.2      (50.0)         200.0
      Europe, UK, Australia, NZ         1.9         2.1      -         (9.5)         100.0
                                    -------- --------- --------
      Total                            17.7        26.0     22.5      (31.9)          15.6

GROSS PROFIT

        Gross Profit increased as a percentage of revenues from 12% during the year ended December 31, 2000 to 41% during the year ended December 31, 2001. The increase was due to our ability to achieve full price on a large portion of our sales vs. the prior year when a significant amount of sales resulted in reduced margins primarily through our former North American distributor. In addition, as margins began to shrink in the older platforms (NINTENDO 64(R), PLAYSTATION(R), GAME BOY COLOR(R)) we introduced our first two titles on a new platform (GAME BOY ADVANCE(R)) which achieved higher margins.

        Our cost of sales includes amortization of royalties paid to the owners of the characters used in our products and amortization of software development cost. It is our policy to amortize these costs at a rate which is the lesser of the contractual rate provided in the contract and management's estimate of the economic life of the product. During the year ended December 31, 2001 amortization of royalties paid to third parties decreased from 17.7% to 16.9% as a percentage of revenues. This slight decrease was due to a larger share of revenue coming from titles in the later portion of the year requiring a smaller share of amortization and in addition not having to write off any development costs for unrecoverable contracts as had been done in 2000.

OPERATING INCOME

        Our operating income before interest expense, write down for impairment in asset values and other income increased from a loss of $6.4 million in 2000 to a loss of $1.0 million in 2001. This improvement is the result of improved margins as discussed above, a significant reduction and improved control of overhead.

        The loss from continuing operations increased from $7.7 million in 2000 to $11.6 million in 2001 primarily as a result of a charge of $8.6 million for impaired assets relating to the economic life of property licenses and software development costs. These write offs were taken as it was deemed that the future revenues from these capitalized projects and licenses would not be sufficient to recover the previously capitalized costs. These write offs are not expected to recur in future years.

        Amortization includes the amortization of fixed assets and goodwill. Amortization expense incurred in the year ended December 31, 2001 was $812,000 versus $736,000 in 2000 an increase of 10%. This increase was a result of amortization of goodwill arising from the acquisition of the 25% minority interest in NewKidCo, LLC in March 2001. This was through a settlement with the former owners of the 25% interest in NewKidCo, LLC. The Company amortizes goodwill over a period of 60 months.

        Research and development expenses consist primarily of personnel, including producers, support staff and product documentation. Research and development expenses incurred during the year ended December 31, 2001 were $932,000 compared to $1.1 million in 2000. The decrease in expenses in 2001 from 2000 is attributable to a reduction in the personnel and related costs for the production of 9 new video games released in 2001. The Company made a commitment to more prudently and efficiently manage development projects and the reduction in cost was the result. It is expected that research and development as a percentage of sales will decrease in future years.

        Selling and marketing expenses consist of salaries, commissions, related expenses of sales and marketing personnel, outside marketing and promotional expenses as well as market research related to the children's video game market. Selling and marketing expenses incurred during the year ended December 31, 2001 and 2000 were $4.3 million and $4.0 million, respectively. The increase in selling and marketing expenses from 2001 to 2000 was $311,000 or 7.7%. As a percentage of sales, selling and marketing increased to 24.5% from 15.5%. This increase is due to the high promotional and direct advertising costs incurred by the Company with respect to the introduction of 4 new ET titles in the fourth quarter of 2001 as well as other new releases in the latter portion of the fourth quarter. These late fourth quarter releases resulted in lower than expected revenue against an advertising budget that anticipated larger revenues.

        General and administrative expenses include salaries and employee benefits, facility costs, professional fees and related overhead expenses. General and administrative expenses in the year ended December 31, 2001 were $2.2 million versus $3.6 million in 2000 which represents a 39% decrease. This decrease was as a result of consolidating operations into one location, cutting back staff and an overall commitment by management to control expenses tightly. As the business grows, we will prudently incur acceptable levels of overhead costs.

INTEREST INCOME (EXPENSE)

        The Company incurred $2.0 million of interest expense for the year ended December 31, 2001 versus $1.2 million for the year ended December 31, 2000. This interest cost is a result of the Company's credit facility, its purchase order financing arrangements and short term indebtedness, which included a non cash charge of $1 million for the deemed value of common shares and common purchase warrants with respect to a revolving credit facility the Company entered into on November 29, 2001. The

Company was required to provide 2,483,000 common shares and 1,242,000 common share purchase warrants pursuant to the agreement. Excluding this non - cash charge, interest expense decreased by $242,000 from the prior year as a result of the lower revenue and lower levels of borrowing. Interest income on cash deposits was $13,000 and was netted against interest expense.

PROVISION FOR INCOME TAXES

        We have recorded a provision for income taxes related to certain U.S. federal, state and local income taxes. The provision for income taxes for the years ended December 31, 2001 and 2000 was $3,000 and $78,000, respectively and is recorded in other expenses. In addition, we have significant tax losses to carry forward and apply against income of future years. The benefit of these losses will be recorded when reasonable assurance of their realization exists.

        NET INCOME

        We reported a net loss of $11.6 million or $0.40 per share for the twelve months ended December 31, 2001 and a net loss of $7.7 million or 0.33 per share for the twelve months ended December 31, 2000. Our only business during the year ended December 31, 2001 was the publishing of video games for children on major video game consoles and handhelds.

B.      LIQUIDITY AND CAPITAL RESOURCES

        To date the Company has funded its operations primarily through the private and public sale of equity securities and, to a lesser extent, short - term debt. At December 31, 2001 and 2000 the Company had approximately $143,000 and $219,000 of cash and cash equivalents, respectively. Cash from operations increased by $3.5 million from a contribution of $1.6 million during 2000 to a contribution of $5.1 million during 2001.

        Cash used in investing activities decreased by $4.9 million from a use of $11.4 million during 2000, to a use of $6.5 million during 2001. This reduction in cash represents a much more modest spend rate for new licenses, lower royalties and development costs due to lower revenue.

        Cash provided by financing activities decreased by $5.4 million from $6.8 million in 2000 to $1.4 million in 2001.

        At December 31, 2001 the Company had long - term debt in the form of convertible debentures in the amount of $591,000. The convertible debentures mature July 29, 2005 and bear interest at 12% per annum payable quarterly at the end of each calendar quarter. The term of the convertible debenture may be extended at the option of the holder, for two additional periods of one year each. The holder maintains a right of conversion only during the initial five year term. Subject to the holders' right of conversion and provided the Company is not in default, the Company has the right to prepay any or the entire principal amount of the convertible debenture at any time after July 31, 2003 subject to certain restrictions. Each convertible debenture is convertible into units at a price equal to Cdn. $1.40 per unit. Each unit will consist of one common share, 0.3333 of one Class B common share purchase warrants, 0.3333 of one Class C purchase warrants, and 0.3333 of one Class D common share purchase warrants. Each whole class B, C, and D purchase warrant will entitle the holder to purchase on common share at a price of Cdn. $2.00, Cdn. $4.00, and Cdn. $6.00, respectively, at any time prior to April 8, 2003. The convertible debentures contain various lending covenants as well as covenants respecting board representation. In April of 2002 there was a conversion of approximately $420,000 of the debentures.

        In March 2002, the Company amended the terms of the convertible debentures such that the conversion price was reduced to (Cdn.) $1.00 per unit. Each unit entitles the holder to receive, for no additional consideration, one common share of the Company. The common share purchase warrants previously issuable upon conversion into units have been cancelled. Subsequent to year-end, (Cdn.) $944,000 of the convertible debentures were converted into common shares of the Company.

        The Company operates in a capital intensive industry. Large commitments of working capital are continuously made by the Company, in the normal course of business, for licensing arrangements, product development, marketing, overhead, etc. The Company believes it will have sufficient sources of capital, during the next twelve months, from ongoing operations and borrowings based on ongoing operations, however if the Company enters into significant commitments, the Company may need to seek external sources of working capital.

COMMITMENTS

        At December 31, 2001 and 2000 the Company's principal commitments consisted of payments on character licenses, development contracts, leases on its office facilities and certain office equipment. As of December 31, 2001 the Company has obligations to its current licensors developers and certain other vendors of $8.7 million payable in the following year. During the period following December 31, 2001, the Company entered into developer contracts totaling $8,898,000 of which $5,256,000 is payable in 2002.

U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        Generally accepted accounting principles ("GAAP"), as applied in the United States, differ in certain respects from GAAP applied in Canada. The Company has presented consolidated balance sheets, consolidated statements of earnings and deficit, and consolidated statements of cash flows in accordance with Canadian GAAP.

        Effective December 31, 1999, the Company determined that its functional currency was the U.S. dollar as it derives a majority of its revenues and incurs a significant portion of its expenditures in U.S. dollars. In accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" ("SFAS 52"), historical balance sheet figures previously reported in Canadian dollars were translated into U.S. dollars at the rate of exchange prevailing at year end, while revenues and expenses were translated at average rates for the periods. The adjustment resulting from translating the financial statements is reflected as a component of comprehensive loss in the shareholders' equity section of the balance sheet.

RISK FACTORS

        The Company's business is subject to many risks and uncertainties which may affect its future performance. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently believes are immaterial may also materially and adversely impair its business operations. The information below and information contained in publicly available information in respect of the Company may contain forward-looking statements that involve risks and uncertainties. Such forward-looking statements reflect the Company's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company's actual results, performance and achievements to vary from those described herein. Should one or more of these risks and uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results could vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. All such forward-looking statements are necessarily speculative and there are numerous risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements. The Company does not intend or assume any obligation to update these forward-looking statements.

        The Company is subject to a number of risk factors including: risks related to royalty payment obligations, financing risks, risks associated with distribution arrangements, risks associated with legal proceedings, changing consumer preferences, dependence on new product development and product delays, uncertainty of market acceptance and short product life cycles, dependence on character licenses, platform licenses and manufacturing risks, changes in technology and industry standards, reliance on third parties, industry competition and competition for shelf space, possible termination of licenses upon a change of control, dependence on retailers, risk of customer business failure and product returns and markdowns, defective products, fluctuations in quarterly results, uncertainty of future operating results and seasonality, dependence on key personnel, failure to reduce or properly anticipate future costs, illegal copying of software, risks inherent with acquisitions, infringement of intellectual property rights, limited operating history and volatility of stock price. See "Item 3. Key Information Risk Factors."

FORWARD-LOOKING INFORMATION

        Certain statements contained in this Item 5 constitute forward-looking statements. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the Company's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company's actual results, performance or achievements that may be expressed or implied by such forward-looking statements to vary from those described herein. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

ADDITIONAL INFORMATION

        Additional financial information is provided in the Company's consolidated comparative audited financial statements for the fiscal years ended December 31, 2001 and 2000. A copy of such documents may be obtained upon request from the Secretary of the Company.

C.      RESEARCH AND DEVELOPMENT, PATENT AND LICENSES, ETC.

        The Company does not incur significant expenses in product research. Once a product has been determined to be economically feasible, the costs related to its product development are capitalized in accordance with the capitalization policies of the Company described in "Software Development Costs" in Note 2 and Note 5 of the Company's Consolidated Financial Statements set forth in Item 17.

D.      TREND INFORMATION

        The video game industry is presently in the midst of a very interesting period; the next generation of 128 bit machines has been released into the marketplace (See Industry Overview), yet there remains a very large installed base of the prior generation of video games. The Company hopes to capitalize by publishing for both the next generation and prior generation platforms. Inevitably though, it is reasonable to assume that the industry will experience pricing pressures which will drive the retail prices of prior generation games downward, therefore, it will be important to manage inventory levels carefully to avoid such exposure. Pricing pressure will have an effect on the revenues, profitability and capital resources of the Company.

        The Company continues to make large capital commitments in the ordinary course of business. Should any of the commitments fail to be a commercial success, there could be an adverse impact on the operating results and financial condition of the Company.

        The Company continues to see strong support for its prior generation games at the retail level, strives to minimize inventory levels, and is looking for continued revenue growth by publishing for both prior generation and next generation platforms, however, past results may not be indicative of future results or financial condition.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.      DIRECTORS AND SENIOR MANAGEMENT

The directors and senior officers of the Company, their municipalities of residence, positions and/or offices with the Company, principal occupations and, in the case of the directors, the year they were appointed to the Board of Directors of the Company, are as follows:

   NAME AND MUNICIPALITY                                                          YEAR FIRST
       OF RESIDENCE           POSITION/OFFICE       PRINCIPAL OCCUPATION       BECAME DIRECTOR
       ------------           ---------------       --------------------       ---------------

David J. Foley                    Director        Partner, Foley, Broderick          2000
Toronto, ON                                                  LLP

Brent Insley                      Director        Partner, Foley Broderick           2001
Toronto, ON                                                  LLP

Henry A. Kaplan               Chief Executive    Chief Executive Officer of          1999
New York, NY                 Officer, Director             Company

Arthur N. Levine              President, Chief   President, Chief Operating          2001
River Vale, NJ                   Operating         Officer of the Company
                             Officer, Director

John Stewart                      Director         Vice-President, Stewart           1992
Toronto, ON                                           Investments, Inc.

Eric Feiner                   Vice President,
Yardley, PA                        Sales            Vice President, Sales            N/A

Barry Fried, CPA              Chief Financial      Vice-President, of the            N/A
New City, NY                    Officer, and               Company
                                 Corporate
                                 Secretary

Paul Samulski                     Executive        Executive Vice-President          N/A
New York, NY                  Vice-President of   of Product Development and
                             Product Development  Chief Creative Officer of
                              and Chief Creative         the Company
                                   Officer

        Each of the directors and officers of the Company has been engaged in his or her present occupation for the past five years except as otherwise described below:

        MR. DAVID FOLEY - Mr. Foley became a director in December 2000 and is a partner with the Toronto accounting firm of Foley, Broderick LLP.

        MR. BRENT INSLEY - Mr. Insley became a director in December 2001 and is a partner with the Toronto accounting firm of Foley, Broderick LLP.

        MR. HENRY A. KAPLAN - Mr. Kaplan became a director of the Company in June 1999. Mr. Kaplan has served as President of NewKidCo, LLC since June 1998. Prior to founding NewKidCo, LLC, Mr.

Kaplan served as President and Chief Operating Officer of Philips Media Software/North America, a post he assumed in September 1995. Mr. Kaplan was the founder and chairman of New York City-based Hi Tech Entertainment (formerly Hi Tech Expressions), an interactive multimedia entertainment company, where he was heavily involved in product development, marketing and licensing.

        MR. ARTHUR N. LEVINE - Mr. Levine was appointed President and Chief Operating Officer of the Company on June 18, 2001. Mr. Levine brings more than 20 years of experience in financial and general corporate management of consumer products companies with annual sales from $20 million to over $200 million. Mr. Levine's background includes positions of Chief Financial Officer, Chief Operating Officer and Vice President at KVL Audio Visual Services Inc., Louis Hornick & Co., Hi Tech Entertainment Inc. and LJN Toys LTD (a division of Universal Studios).

        MR. JOHN STEWART - Mr. Stewart became a director of the Company in August 1992. Since 1989, Mr. Stewart has been Vice- President of Stewart Investments Inc., a private investment management company headquartered in Toronto, Ontario.

        MR. ERIC FEINER - Mr. Feiner became the Vice-President of Sales in December 2001. Mr. Feiner brings more significant experience in the interactive entertainment industry, specifically with Philips Media, Koei Corporation and Fujisankei Communications Inc.

        MR. BARRY FRIED, CPA / MBA - Mr. Fried has over 20 years of experience as a senior financial manger involved with Liz Claiborne, Roxanne Swimwear and Samara Jewelry. Mr. Fried provides the Company with a strong financial backbone and is expected to be a major part of the Company's growth plans. Mr. Fried is a licensed Certified Public Accountant in the State of New York.

        MR. PAUL SAMULSKI - Mr. Samulski became an officer of NewKidCo, LLC in October 1999 and was appointed to the newly- formed position of Vice- President of Product and Creative Development. Mr. Samulski has since been promoted to Executive Vice-President of Product Development and Chief Creative Officer. Prior to joining NewKidCo, LLC, Mr. Samulski served as Executive Producer for Action Sports Adventure Productions, a film and video production company, from November 1997 to July 1999. Prior to that time, Mr. Samulski served for six years as Vice President of Creative and Product Development for Acclaim Entertainment, Inc., a large developer, publisher, and mass-marketer of interactive entertainment software products.

        As of the date hereof, the directors and senior officers of the Company, as a group, owned, directly or indirectly, or exercised control or direction over, an aggregate of 3,062,773 Common Shares of the Company.

        The term of office for all directors expires at the time of the election of their successors at the next annual meeting of shareholders of the Company.

        The board of directors has an audit committee but does not have an executive committee. The members of the audit committee are Messrs. Stewart, Insley and Foley.

B.      COMPENSATION SUMMARY

COMPENSATION OF DIRECTORS

        Each of the Company's directors (other than those directors who are also one of the Company's officers) is entitled to receive (Cdn.) $400 for each directors' meeting attended and is reimbursed for travel and other out-of-pocket expenses incurred in attending directors' and shareholders' meetings. Directors participate in the Company's stock option plan. During the fiscal year ended December 31, 2001, nothing was paid to directors in respect of directors' fees. During the fiscal year ended December 31, 2001, no options to purchase Common Shares were granted to the Company's directors who are not also one of the Company's executive officers or one of the executive officers of one of the Company's subsidiaries.

COMPENSATION OF SENIOR MANAGEMENT

        In the fiscal year ended December 31, 2001, the Company's directors and officer received an aggregate of $650,776 in cash compensation. The table below sets forth information concerning the compensation of individually named directors and officers in respect of the fiscal years ended December 31, 2001, 2000 and 1999. All figures in such table are in US dollars, unless otherwise indicated.

                           SUMMARY COMPENSATION TABLE
                FOR YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999

                                   Annual Compensation             Long-Term
                                                                 Compensation
                                                                  Securities
                                                                     under
 Name and Principal                                                Options/
                                                 Other Annual       SARs(1)       All Other
     Position        Year  Salary($)  Bonus($)  Compensation($)   Granted (#)  Compensation($)
     --------        ----  ---------  --------  ---------------   -----------  ---------------

DAVID FOLEY,         2001        _          _             _                _              _
Director
                     2000        _          _             _                _              _

BRENT INSLEY,        2001        _          _             _                _              _
Director

HENRY A. KAPLAN(2)   2001  $220,000         _    $12,000(3)
Chief Executive
Officer,
Director
                     2000  $220,000   $32,083    $15,537(3)              -0-            -0-
                     1999  $175,000   $75,000    $12,000(3)          100,000            -0-

ARTHUR N. LEVINE     2001  $113,750         _     $6,500(5)                _              _
President,
Chief Operating
Officer, Director

JOHN STEWART,        2001        _          _             _                _              _
Director
                     2000        _          _             _                _              _
                     1999        _          _             _                _              _

ERIC FEINER,         2001   $8,763          _       $686(5)                _              _
Vice-President,
Sales

BARRY FRIED,         2001  $31,800          _     $1,527(5)                _              _
Chief Financial
Officer

PAUL SAMULSKI(15)    2001  195,000     48,750        12,000                _              _
Executive
Vice-President of
Product Development
and Chief Creative
Officer, NewKidCo,
LLC
                     2000  $195,000       -0-   $12,000(1,5)             -0-            -0-
                     1999  $42,585    $ 8,125   $2,000(1,4,5)        100,000            -0-

------------

(1) "SAR" MEANS STOCK APPRECIATION RIGHTS (A DEFINED TERM IN THE SECURITIES ACT (ONTARIO)). THE COMPANY DOES NOT HAVE ANY ARRANGEMENT PURSUANT TO WHICH IT GRANTS SARS.

(2) MR. KAPLAN HAS SERVED AS PRESIDENT OF NEWKIDCO, LLC SINCE JUNE 10, 1998 AND HAS SERVED AS THE COMPANY'S CHIEF EXECUTIVE OFFICER SINCE JULY 31, 2000.

(3) FOR THE YEAR ENDED DECEMBER 31, 2001, REPRESENTS US $3,537 THE COMPANY PAID ON BEHALF OF MR. KAPLAN FOR LIFE INSURANCE AND US $12,000 THE COMPANY PAID TO MR. KAPLAN FOR REIMBURSABLE AUTOMOBILE EXPENSES. FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999 REPRESENTS REIMBURSABLE AUTOMOBILE EXPENSES THE COMPANY PAID ON BEHALF OF MR. KAPLAN.

(4) MR. SAMULSKI JOINED US AS VICE PRESIDENT OF PRODUCT DESIGN AND DEVELOPMENT, NEWKIDCO, LLC EFFECTIVE AS OF NOVEMBER 1, 1999.

(5) REPRESENTS REIMBURSABLE AUTOMOBILE ALLOWANCE THE COMPANY PAID ON BEHALF OF MR. LEVINE, MR. FRIED, MR. FEINER AND MR. SAMULSKI.

        Compensation was not paid pursuant to a material bonus or profit sharing plan and no amounts were set aside for pension, retirement or similar benefits to officers and directors.

STOCK OPTIONS

        A portion of the compensation paid to directors and senior management is in the form of stock options. For details regarding stock option grants to and holdings of the directors and senior management, as well as for descriptions of the applicable stock option plans, see "Share Ownership - Stock Option Plans" set forth below.

C.      BOARD PRACTICES

        The term of office for all directors expires at the time of the election of their successors at the next annual meeting of shareholders of the Company.

        For details regarding certain directors' service contracts with the Company, see "Item 7. Major Shareholders and Related Party Transactions - Agreements with Executive Officers".

        The board of directors has an audit committee but does not have an executive committee. As indicated in the table set forth under "Directors and Senior Management" above, the members of the audit committee are John Stewart, and David J. Foley. The Audit Committee is appointed by the board of directors to assist the board in monitoring (1) the integrity of the financial statements of the Company, (2) the compliance by the Company with legal and regulatory requirements and (3) the independence and performance of the Company's internal and external auditors.

D.      EMPLOYEES

        As of the date hereof, the Company has a total of 15 full-time employees.

        The Company has not entered into a new collective bargaining agreement with these employees. The Company is not aware of any other organizational efforts among its employees and believes that relations with its employees are good.

E.      SHARE OWNERSHIP

        The following table sets forth, as of June 27, 2002, the number of Common Shares beneficially owned by each of the Company's directors and each executive officer named in the Summary Compensation Table, and all directors and executive officers as a group, according to information furnished by such persons to the Company.

                                       NUMBER OF COMMON SHARES         PERCENT
NAME                                    BENEFICIALLY OWNED (1)       OF CLASS(1)
-----                                   ----------------------       -----------

DAVID J. FOLEY                                 637,192                   1.1%
BRENT INSLEY                                    37,352                    *
HENRY A. KAPLAN                              1,745,825 (2)               2.7%
ARTHUR LEVINE                                        *                    *
ERIC FEINER                                          *                    *
BARRY FRIED                                          *                    *
JOHN STEWART                                         *                    *
PAUL SAMULSKI                                        *                    *
All directors and named executive
       officers as a group (seven
       persons)....................          3,062,773 (3)               5.3%

--------------
*       Less than one percent.
(1) Amounts and percentages include outstanding warrants or options held by the person or group which are exercisable within 60 days of June 19, 2002.
(2) Includes 1,100,000 shares issuable pursuant to currently exercisable stock options and warrants.
(3) Includes 1,232,000 shares issuable pursuant to currently exercisable stock options and warrants.

                               STOCK OPTION PLANS

STOCK OPTION PLAN

        On June 29, 1994, a stock option plan was implemented (the "Plan") to encourage ownership of common shares by the Company's directors, officers and employees and the directors, officers and employees of the Company's subsidiaries and by certain others. The maximum number of Common Shares which may be set aside for issue under the Plan is currently 1,700,000 provided that the Company's board of directors has the right, from time to time, to increase such number subject to the approval of the Company's shareholders. The maximum number of common shares which may be reserved for issuance to any one person under the Plan is 5% of the Common Shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares granted as a compensation or incentive mechanism. Any shares subject to an option which, for any reason, is cancelled or terminated prior to exercise thereof, will be available for grant under the Plan. The option price of any Common Share cannot be less than the closing price of the shares on the stock exchange or other market on which the Common Shares are listed or quoted on the day immediately preceding the day upon which the option is granted. Options granted under the Plan may be exercised during a period not exceeding five years from the date of grant, subject to earlier termination upon the optionee ceasing to be one of the Company's employees, senior officers, directors or consultants or of any of the Company's subsidiaries, as applicable, or upon the optionee becoming permanently disabled or upon death of the optionee. The options are non-transferable.

        At June 27, 2002, options to purchase up to an aggregate of 1,422,000 Common Shares have been granted and are outstanding pursuant to the Plan.

ADDITIONAL STOCK OPTION PLAN

        On May 21, 1998, the Company's shareholders authorized the implementation of an additional stock option plan (the "Additional Stock Option Plan"). The Additional Stock Option Plan contains the same terms and provisions as the Plan, subject to the following material differences: (1) the maximum number of common shares reserved for issuance thereunder is fixed at 500,000, subject to increase with shareholder approval; and (2) none of the Company's directors or officers, as at December 18, 1998 (whether or not they retain such offices), are eligible participants in the Additional Stock Option Plan. As of June 27, 2002, options to purchase 293,000 Common Shares have been granted and are outstanding pursuant to the Additional Stock Option Plan.

STOCK OPTION GRANTS

        The following table sets out information about options to purchase Common Shares that the Company has granted but which have not yet been exercised, at June 27, 2002:

                                                                   Market Value
                                        Number of      Exercise      of Common
                                      Common Shares    Price per   Shares on the
                                      Under Option   Common Share  Date of Grant
       Name          Date of Grant         (1)          ($ CDN)       ($ CDN)      Expiration Date
       ----          -------------         ---          -------       -------      ---------------

HENRY A. KAPLAN      July 23, 1999      100,000          $2.55         $2.55        July 23, 2004

JOHN STEWART        January 25, 1999     12,000          $1.18         $1.18      January 25, 2004
                     July 23, 1999       20,000          $2.55         $2.55        July 23, 2004

STEVEN H. SCHNEIDER  July 23, 1999      100,000          $2.55         $2.55        July 23, 2004
                    January 25, 1999     50,000          $1.18         $1.18      January 25, 2004
                     March 12, 1998      65,000 (2)      $0.92         $0.92       March 12, 2003
                      July 2, 1997       40,000 (2)      $1.10         $1.10        July 2, 2002

RICHARD RABINS (3)   July 31, 2000      462,500          $1.30         $1.13        July 31, 2005
                     July 23, 1999      158,333          $2.55         $2.55        July 23, 2004
                      September 1,      462,500          $1.40         $1.40      September 1, 2002
                          1997

PAUL SAMULSKI       November 1, 1999    100,000 (4)      $3.70         $3.70      November 1, 2004

JEFFERY TARTER       July 23, 1999       20,000          $2.55         $2.55        July 23, 2004
                    January 25, 1999     12,000          $1.18         $1.18      January 25, 2004
                      May 7, 1998        10,500 (2)      $1.38         $1.38         May 7, 2003

------------
(1)     UNLESS OTHERWISE INDICATED, ALL OPTIONS HAVE VESTED IN FULL.
(2)     OPTIONS VEST OVER THREE YEARS.
(3) MR. RICHARD RABINS WAS APPOINTED THE COMPANY'S CHIEF EXECUTIVE OFFICER IN SEPTEMBER 1997. MR. RABINS RESIGNED AS CHIEF EXECUTIVE OFFICER EFFECTIVE JULY 31, 2000.
(4) OPTIONS AS TO 40,000 COMMON SHARES VESTED ON MAY 1, 2000. THE REMAINDER VEST OVER THREE YEARS.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      MAJOR SHAREHOLDERS

        No person other than Aton Capital Corp. is known to beneficial own more than 5% of the Company's voting securities. Aton ownership of 6.3% is comprised of 2,483,000 shares of common stock and 1,242,000 common share purchase warrants. There have been no significant changes in percentage ownership by the major shareholders of the Company. There are no present arrangements known to the Company the operation of which may result in a change of control of the Company.

B.      RELATED PARTY TRANSACTIONS

AFFILIATE TRANSACTIONS

        The Company incurred professional fees of approximately $187,000 during fiscal year 2001.

INDEBTEDNESS OF EXECUTIVE OFFICERS

        The following information concerns each individual who is, or at any time during the financial year ended December 31, 2001 was one of the Company's directors, executive officers or senior officers, each proposed nominee for election as a director and each associate of any such director, officer or proposed nominee, who is or at any time since the beginning of the financial year ended December 31, 2001 has been indebted to us in connection with a purchase of the Company's securities. As at the date hereof, the person named below is indebted in the aggregate amount of $20,000 in connection with purchases of securities.

                                       Largest          Amount        Financially
                       Involvement      Amount      Outstanding as     Assisted
                        of Issuer    Outstanding   at December 31,    Securities
 Name and Principal         or       During 2001         2001          Purchases     Security for
     Position(1)        Subsidiary       ($)             ($)          During 2001    Indebtedness
     --------           ----------       ---             ---          -----------    ------------
Arthur Levine             Lender      $20,000(2)       $20,000            -0-           33,000
                                                                                     common shares

NOTES:
(1) FOR THE PRINCIPAL POSITION OF THE ABOVE-NAMED INDIVIDUAL PLEASE SEE "DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - COMPENSATION SUMMARY "COMPENSATION OF SENIOR MANAGEMENT".

AGREEMENTS WITH EXECUTIVE OFFICERS

        On June 1, 2001 the Company entered into an employment agreement with Mr. Levine, the President of NewKidCo. The agreement is for a term of two and one half years, expiring on December 31, 2003, with further one-year terms until terminated by either party. Pursuant to the agreement, Mr. Levine was to receive an annual salary of $210,000 and an annual incentive bonus determined by a formula that is based on sales volume and profitability. In addition, Mr.
Levine is entitled to an automobile allowance of $1,000 per month and 200,000 stock options, of which 50,000 vested immediately, and the remaining 150,000 will vest in intervals of 50,000 in three successive 6 month periods after the date of the Agreement. The options will expire on November 1, 2004. After the first year of the agreement, if such agreement is terminated by the Company for a reason other than for cause or a change in control, Mr. Levine will be entitled to severance pay equal to his annual salary.

        On January 10, 2000 the Company entered into an employment agreement with Mr. Kaplan, the President of NewKidCo. The agreement is for a term of two years, expiring on December 31, 2002, with further one year terms until terminated by either party. Pursuant to the agreement, Mr. Kaplan was to receive an annual salary of $220,000 and a guaranteed minimum annual bonus of 25% of his annual salary. In the event that Mr. Kaplan terminated his employment in the event of fundamental change, Mr. Kaplan is entitled to receive a payment equal to the balance of his compensation for the term or one year's base salary plus the guaranteed minimum annual bonus. The Company also agreed that Mr. Kaplan should be included in management's slate of director nominees proposed for annual election to the board of directors during the term of the agreement. On July 31, 2000, Mr. Kaplan was appointed the Company's President and Chief Executive Officer and his employment agreement was amended by deleting the reference to the minimum annual bonus payment.

        On October 18, 1999, NewKidCo, LLC entered into an agreement with Paul Samulski to employ Mr. Samulski as Vice President of Product Design and Development for NewKidCo, LLC. Pursuant to the agreement, Mr. Samulski is entitled to an annual salary of $195,000 plus a guaranteed minimum bonus of 25% of his annual salary. In addition, Mr. Samulski is entitled to an automobile allowance of $1,000 per month and 100,000 stock options, of which 40,000 will vest on May 1, 2000 and the remaining 60,000 will vest over a three year period ending on November 1, 2002. The options will expire on November 1, 2004. Such agreement may be terminated by either of Mr. Samulski or the Company at any time and without prior notice. If such agreement is terminated by the Company for a reason other than for cause or a change in control, Mr. Samulski will be entitled to severance pay equal to one half of his annual salary plus one half of his guaranteed minimum annual bonus.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

        The Company does not currently carry directors' and officers' insurance for the benefit of the Company's directors and officers but are anticipating such insurance. The Company has entered into indemnity agreements with each of the Company's officers and directors. Pursuant to such agreements, the Company has agreed to indemnify each such director or officer for all costs, expenses and amounts paid in respect of civil, criminal and administrative proceedings (including, with the approval of the court, proceedings initiated by us or on the Company's behalf) to which such person is a party or threatened to be made a party by reason of being or having been one of the Company's directors and/or officers or by reason of any act or omission of such person in such capacity, provided that such person acted honestly and in good faith with a view to the Company's best interest and, in the case of criminal or administrative actions, such person had reasonable grounds for believing the conduct was lawful.

ITEM 8.   FINANCIAL INFORMATION

        See Item 17. Financial Statements.

LEGAL PROCEEDINGS

        From time to time, the Company may be a party to litigation incidental to, or arising from, the ordinary course of business. See "Item 3. Key Information -Risk Factors".

DIVIDEND POLICY

        The Company has never declared or paid cash dividends on its Common Shares. The Company currently intends to reinvest its earnings to finance the growth of its business. The Company does not anticipate paying any cash dividends on its Common Shares in the foreseeable future.

ITEM 9.   LISTING

A.      OFFER AND LISTING DETAILS

        The Company's Common Shares began trading on The Toronto Stock Exchange under the symbol "NKC" effective March 8, 1994, and on the Nasdaq National Market under the symbol "SWEBF" effective February 14, 1996. The Company was delisted from Nasdaq on October 9, 1998 and has been trading in the United States on the OTC Bulletin Board since such date under the symbol "NKCIF." The following table sets forth the range of quarterly high and low sale prices for the Company's Common Shares as reported on The Toronto Stock Exchange and the Nasdaq National Market or OTC Bulletin Board during the Company's five most recent fiscal years, including quarterly for the Company's two most recent completed fiscal years and monthly for the past six months. Prices on The Toronto Stock Exchange are reported in Canadian dollars and on Nasdaq/OTC Bulletin Board in U.S. dollars.


                                    THE TORONTO STOCK EXCHANGE      NASDAQ/OTC BULLETIN BOARD
                                    --------------------------      -------------------------
                                       HIGH            LOW             HIGH            LOW

FISCAL 1997:                          $5.60           $1.10          $4.1875          $0.75
-----------

FISCAL 1998:                           2.01            0.55            1.59            0.44
-----------

FISCAL 1999:                           4.40            1.65            3.50            0.88
-----------

FISCAL 2000:                           6.30            0.54            5.00            0.25
-----------

FISCAL 2001:
-----------
First Quarter                          0.90            0.35            0.56           0.22
Second Quarter                         1.35            0.44            0.89           0.26
Third Quarter                          1.10            0.51            0.74           0.36
Fourth Quarter                         1.50            0.60            0.94           0.35

FISCAL 2002:
-----------
January                                1.23            0.77            0.76            0.48
February                               1.00            0.63            0.61            0.40
March                                  0.98            0.67            0.64            0.41
April                                  1.05            0.80            0.64            0.49
May                                    1.00            0.80            0.67            0.50


        As of June 14, 2002, there were approximately 101 shareholders of record of the Company having addresses in the United States, holding approximately 12,674,281 Common Shares, or 33% of the Company's 36,276,737 Common Shares outstanding on such date. On June 26, 2002, the closing price on The Toronto Stock Exchange was (Cdn.) $0.55 and on the OTC Bulletin Board was $0.37.

C.      MARKETS

        As noted above, the Company's Common Shares are traded on The Toronto Stock Exchange under the symbol "NKC" effective March 8, 1994, and on the OTC Bulletin Board under the symbol "NKCIF" effective October 9, 1998.

ITEM 10.       ADDITIONAL INFORMATION

B.      ARTICLES AND BY-LAWS

        The following brief description of provisions of the Business Corporations Act (New Brunswick), the Company's articles and its by-laws does not purport to be complete and is subject in all respects to the provisions of the Business Corporations Act (New Brunswick), the Company's articles and its by-laws, copies of which have been filed as exhibits to this Annual Report.

REGISTOR

        The Company is incorporated in the Province of New Brunswick, Canada, pursuant to the provisions of the Business Corporations Act (New Brunswick) with a corporation number of 507731. The Company's articles do not restrict the business which the Company may carry on.

CONFLICT OF INTEREST

        The Business Corporations Act (New Brunswick) provides that a director who is materially interested in a proposal, arrangement or contract may not vote on any resolution to approve the proposal, arrangement or contract unless the proposal, arrangement or contract is (i) an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the Company or an affiliate, (ii) relates primarily to the director's remuneration as a director, officer, employee or agent of the Company or an affiliate, (iii) is for indemnity or insurance for the director against liability incurred by the director acting in his or her capacity as director, or (iv) is with an affiliate.

BORROWING POWERS

        The by-laws of the Company provide that the directors may from time to time (i) borrow money on the Company's credit, (ii) issue, re-issue, sell or pledge debt obligations of the Company, (iii) give a guarantee on behalf of the Company to secure performance of any present or future indebtedness, liability or obligation of any person, and (iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

SHAREHOLDERS' MEETINGS

        The Business Corporations Act (New Brunswick) requires the directors of the Company to call an annual meeting of shareholders at least once every fifteen months and to call a special meeting upon the requisition of at least ten percent of the issued shares of the Company that carry the right to vote at the meeting being requisitioned unless (i) a record date for a meeting of shareholders has been fixed by the directors and notice of the record date has been provided (unless such notice is waived in writing by every holder of shares of the class or series affected) or (ii) the business of the meeting as stated in the requisition includes (a) a proposal submitted by a shareholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the Company or any of its directors, officers or security holders, or for a purpose that is not related in any significant way to the business or affairs of the Company, (b) a proposal in a notice of meeting relating to a meeting of shareholders held within two years preceding the receipt of the request, and the shareholder failed to present the proposal, in person or by proxy, at the meeting, (c) a proposal that is substantially the same as a proposal that was previously defeated and related to a meeting of shareholders held within two years preceding the receipt of the shareholder's request, or (d) a proposal which abuses the shareholder right to propose business in order to secure publicity. Upon receiving such a requisition, the directors must call a meeting within twenty-one days. If the directors fail to do so, any shareholder who signed the requisition may call the meeting. In addition, the Company's by-laws provide that the directors of the Company must call a special meeting of shareholders upon the requisition of at least five percent of the then outstanding shares of the Company.

        The by-laws also provide that the directors must provide notice to (i) each holder of shares carrying voting rights at the close of business on the record date for such notice, (ii) each director, and (iii) the auditor of the Company, of the time, date and place of the meeting not less than twenty-one nor more than fifty days before the meeting. If special business is to be transacted, the notice must state or be accompanied by a statement of the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment on the proposal. All business transacted at a special meeting of shareholders except consideration of the minutes of an earlier meeting, the financial statements and auditor's report, election of directors and reappointment of the auditor constitutes special business.

        The by-laws provide that for any meeting of shareholders a quorum shall be two or more shareholders present in person or represented by proxy and each of such stockholders being entitled to vote the rest.

        The by-laws of the Company further provide that the directors may fix a record date in advance so long as the date is not more than fifty or less than twenty-one days before the date of the meeting. Where no record date is fixed, the record date is the close of business on the day immediately preceding the day notice is given or the day of the meeting itself.

        The by-laws also state that only the following persons are entitled to be present at a meeting of shareholders: (i) persons who are entitled to vote at the particular meeting, (ii) the directors of the Company, (iii) the auditors, and (iv) persons entitled or required to attend the particular meeting under any provision of the Business Corporations Act (New Brunswick) or the articles or by-laws of the Company.

AUTHORIZED AND ISSUED CAPITAL

        Our authorized capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares ("Preference Shares"), issuable in series. As of June 19, 2002, there were (i) 36,276,737 Common Shares issued and outstanding, (ii) 16,206,142 Series A Preferred Shares issued and outstanding and (iii) 1,220,000 Series B Preferred Shares issued and outstanding.

COMMON SHARES

        Each Common Share carries with it the right to one vote. The Common Shares have no special conversion, redemption or retraction features and all rank equally as to dividends and participation in the Company's assets in the event of liquidation. The Company has never declared or paid cash dividends on the Company's Common Shares. The Company currently intends to reinvest its earnings to finance the growth of the Company's business. The Company does not anticipate paying any cash dividends on the Common Shares in the foreseeable future.

PREFERENCE SHARES

        The Preference Shares may be issued in one or more series and the Company's directors may fix from time to time before such issue the number of Preference Shares that is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of Preference Shares including the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption, purchase and/or conversion prices and terms and conditions of redemption, purchase and/or conversion, any sinking fund or other provisions. The Preference Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding up, whether voluntary or involuntary, or any other return of capital or distribution of the Company's assets among the Company's shareholders for the purpose of winding up the Company's affairs, rank on a parity with the Preference Shares of every other series. The Preference Shares of any series may also be given such other preferences over the Common Shares and any other of the Company's shares ranking junior to the Preference Shares as may be fixed by the directors. If any cumulative dividends or amounts payable on the return of capital in respect of a series of Preference Shares are not paid in full, all series of Preference Shares participate ratably in respect of such dividends and return of capital. The Preference Shares of any series may be made convertible into Common Shares at such rate and upon such basis as the directors in their discretion may determine. Unless the directors otherwise determine and except as required by law, the holder of each share of a series of Preference Shares shall be entitled to one vote at a meeting of shareholders.

SERIES A PREFERRED STOCK

        The first series of the preferred shares of the Corporation consists of 18,000,000 authorized shares designated as Series A Preferred Shares. The holders of the Series A Preferred Shares shall be entitled to receive, as and when declared by the board of directors of the Corporation out of the assets of the Corporation, fixed cumulative preferential cash dividends at the rate of 5% of $0.37023 per share, per annum, payable in arrears in equal semi-annual amounts on the first days of October and April in each year, commencing on October 1, 2002.

        At the election of the Corporation, each dividend may be paid either in common shares of the Corporation or in cash in United States dollars.

        If the Corporation does not cause certain specified events to occur (the approval for the listing of the Common Shares on any one or more of the NASDAQ Small-Cap, the NASDAQ NMS, the New York Stock Exchange or the American Stock Exchange, the filing of reports on forms 10QSB, 10KSB and 8K through the SEC's electronic filing system, the reporting of its quarterly interim financial statements in compliance with both U.S. and Canadian generally accepted accounting principles with a reconciliation between the two and a subdivision of its Common Shares on the basis of four Common Shares for each one Common Share held (or such greater number as may be determined by the Board of Directors of the Corporation and approved by the shareholders of the Corporation) before certain specified dates, the dividend applicable to the Series A Preferred Shares shall be increased by 100 basis points.

        In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding-up its affairs, the holders of the Series A Preferred Shares shall be entitled to receive from the assets of the Corporation, in cash, the sum of $0.37023 for each Series A Preferred Share held, together with all accrued and unpaid (whether or not declared) cumulative dividends thereon calculated up to the date of distribution (which for such purpose shall be calculated as if such dividends, to the extent unpaid, were accruing for the period from the expiration of the last semi-annual period for which dividends thereon were paid in full up to the date of distribution), before any amount shall be paid or any assets of the Corporation distributed to the holders of any Common Shares or shares of any other class ranking junior to the Series A Preferred Shares. After payment to the holders of the Series A Preferred Shares of the amount so payable to them as provided above, all of the remaining assets and funds of the Corporation available for distribution to shareholders shall be distributed rateably among the holders of the Series A Preferred Shares and the Common Shares, with each Series A Preferred Share being deemed, for such purpose, to be equal to the number of Common Shares, including fractions of a Common Share, into which such Series A Preferred Share is convertible immediately prior to the close of business on the business day fixed for such distribution.

        The merger or consolidation of the Corporation into or with another corporation which results in the exchange of outstanding shares of the Corporation for securities or other consideration issued or paid or caused to be issued or paid by such other corporation or an affiliate thereof (except if, upon such merger or consolidation, the holders of the Corporation's voting securities prior to the transaction own more than fifty percent (50%) of the voting securities of the Corporation after the transaction), or the sale of all or substantially all the assets of the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation, unless the holders of 50% of the Series A Preferred Shares then outstanding vote otherwise. The amount deemed distributed to the holders of Series A Preferred Shares upon any such merger or consolidation shall be the cash or the value of the property, rights and/or securities distributed to such holders by the acquiring person, firm or other entity. The value of such property, rights or other securities shall be determined in good faith by the Board of Directors of the Corporation.

        Except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series and in addition to any other rights provided by law, the holders of the Series A Preferred Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall be entitled to vote at all meetings of the shareholders of the Corporation, with each Series A Preferred Share being deemed, for such purpose, to be equal to the number of, and to have the voting rights applicable to, the number of Common Shares into which each Series A Preferred Share is convertible immediately prior to the close of business on the record date fixed for such meeting of shareholders.

        In addition to any other rights provided by law, so long as any of the Series A Preferred Shares are outstanding, the Corporation shall not without, but may from time to time with, the authorization of the holders of a majority of the outstanding Series A Preferred Shares:

        (a) add, change or remove any rights, privileges, preferences, restrictions and conditions in respect of all or any of the Series A Preferred Shares;

        (b) declare or pay any dividends on any classes of shares other than any series of the preference shares of the Corporation;

        (c) increase or decrease the authorized number of Series A Preferred Shares or create or issue any class of shares ranking in priority to or on a parity, in any regard, with the Series A Preferred Shares;

        (d) undertake or agree to any voluntary liquidation, dissolution or winding-up of the Corporation or any amalgamation, merger or consolidation of the Corporation into or with another corporation which results in the exchange of outstanding shares of the Corporation for securities or other consideration issued or paid or caused to be issued or paid by such other corporation or an affiliate thereof (except if such merger or consolidation does not result in the transfer of more than fifty percent (50%) of the voting securities of the Corporation), or the sale of all or substantially all of the assets of the Corporation;

        (e) amend the articles of the Corporation;

        (f) enact, revoke or amend any by-laws of the Corporation;

        (g) make any material change in the business of the Corporation; or

        (h) other than pursuant to certain specified exceptions, at any time while the Common Shares are listed on The Toronto Stock Exchange, issue or sell any Common Shares or convertible securities for a consideration per share less than $0.37023, unless, while the Common Shares are listed on The Toronto Stock Exchange, The Toronto Stock Exchange consents in writing to the an adjustment to the conversion ratio of the Series A Preferred Shares.

        Any holder of Series A Preferred Shares shall be entitled at such holder's option at any time to have all or any of the Series A Preferred Shares held by it converted into fully paid Common Shares without nominal or par value as the same shall be constituted at the time of conversion at the specified conversion rate in effect at the time of conversion, which conversion rate initially shall be one Common Share for each Series A Preferred Share in respect of which the conversion privilege is exercised.

        The Series A Preferred Shares shall not be redeemable by the holder or the Corporation and shall not be subject to purchase for cancellation rights by the Corporation.

SERIES B PREFERRED STOCK

        The second series of preference shares of the Corporation consists of 1,342,000 authorized shares designated as Series B Preferred Shares. The holders of the Series B Preferred Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends at the rate of 5% of US$0.48 per share, per annum, payable in arrears in equal semi-annual amounts on the first day of October and April in each year, commencing on October 1, 2002.

        At the election of the Corporation, each dividend may be paid either in common shares of the Corporation or in cash in United States dollars.

        In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding-up its affairs, the holders of the Series B Preferred Shares shall be entitled to receive from the assets of the Corporation, in cash, the sum of US$0.48 for each Series B Preferred Share held, together with all accrued and unpaid (whether or not declared) cumulative dividends thereon calculated up to the date of distribution (which for such purpose shall be calculated as if such dividends, to the extent unpaid, were accruing for the period from the expiration of the last semi-annual period for which dividends thereon were paid in full up to the date of distribution), before any amount shall be paid or any assets of the Corporation distributed to the holders of any Common Shares or shares of any other class ranking junior to the Series B Preferred Shares. After payment to the holders of the Series B Preferred Shares of the amount so payable to them as provided above, all of the remaining assets and funds of the Corporation available for distribution to shareholders shall be distributed rateably among the holders of the Series A Preferred Shares, the Series B Preferred Shares and the Common Shares, with each Series B Preferred Share being deemed, for such purpose, to be equal to the number of Common Shares, including fractions of a Common Share, into which such Series B Preferred Share is convertible in accordance with the provisions of
Section 4 hereof, immediately prior to the close of business on the business day fixed for such distribution.

        The merger or consolidation of the Corporation into or with another corporation which results in the exchange of outstanding shares of the Corporation for securities or other consideration issued or paid or caused to be issued or paid by such other corporation or an affiliate thereof (except if, upon such merger or consolidation, the holders of the Corporation's voting securities prior to the transaction own more than fifty percent (50%) of the voting securities of the Corporation after the transaction), or the sale of all or substantially all the assets of the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation for the purposes of this Article 2, unless the holders of 50% of the Series B Preferred Shares then outstanding vote otherwise in accordance with the provisions of Section 5.1 hereof. The amount deemed distributed to the holders of Series B Preferred Shares upon any such merger or consolidation shall be the cash or the value of the property, rights and/or securities distributed to such holders by the acquiring person, firm or other entity. The value of such property, rights or other securities shall be determined in good faith by the Board of Directors of the Corporation.

        Except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series and in addition to any other rights provided by law, the holders of the Series B Preferred Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall be entitled to vote at all meetings of the shareholders of the Corporation, with each Series B Preferred Share being deemed, for such purpose, to be equal to the number of, and to have the voting rights applicable to, the number of Common Shares into which each Series B Preferred Share is convertible immediately prior to the close of business on the record date fixed for such meeting of shareholders.

        Any holder of Series B Preferred Shares shall be entitled at such holder's option at any time to have all or any of the Series B Preferred Shares held by it converted into fully paid Common Shares without nominal or par value as the same shall be constituted at the time of conversion at a specified conversion rate which initially shall be one Common Share for each Series B Preferred Share in respect of which the conversion privilege is exercised.

        The Series B Preferred Shares shall not be redeemable by the holder or the Corporation.

NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES.

        The Company's articles provide that the number of directors comprising the entire Board is fixed at a minimum of one and a maximum of ten. Pursuant to the Business Corporations Act (New Brunswick), however, as the Company has its shares listed on a prescribed stock exchange, the Company must have at least three directors and any change in the minimum and maximum number of directors fixed in the articles requires the approval of its voting stockholders at a properly called meeting and the directors may from time to time change the fixed number of directors within that range. The Company currently has a fixed number of six directors. All of the Company's directors have been elected to serve until the next annual meeting or until his successor is elected or appointed. Under the Business Corporations Act (New Brunswick) and provided that a quorum of directors remains in office, vacancies may be filled by the directors. If less than a quorum of directors remains in office, or if there has been a failure to elect the required fixed number of directors, any vacancy must be filled by the stockholders and the directors are required to call a special meeting of the stockholders to fill the vacancy. No person is required to hold Common Shares or other equity of the Company to qualify as a director.

C.      MATERIAL CONTRACTS

        The only material contracts the Company has entered into since January 2000 other than in the ordinary course of business are:

        (i) financing arrangements referred to in "Item 4. Information on the Company - History and Development of the Company - Other Information - Private Placement of Series A Preferred Shares"; and

        (ii) the employment agreement referred to in "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Agreements with Executive Officers".

D.      EXCHANGE CONTROLS

        There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Company securities to hold or vote the securities held. There are also no such limitations imposed by the Company's articles and by-laws with respect to the Common Shares of the Company.

        The INVESTMENT CANADA ACT (Canada) (the "ICA") requires certain "non-Canadians" (defined in the ICA as individuals, governments or agencies thereof, or entities that are not Canadian) who wish to invest in a "Canadian business" (as defined in the ICA) to file either a notification or an application for review with the Director of Investments. The ICA requires that certain acquisitions of control of a Canadian business by a "non-Canadian" must be reviewed and approved in advance by the Minister responsible for the ICA on the basis that he is satisfied that the acquisition is "likely to be of net benefit to Canada". The ICA provides detailed rules for the determination of whether control has been acquired, and pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Failure to comply with the ICA could result in the Minister sending a demand to the "non-Canadian" to, among other things, cease the contravention of the ICA or remedy the default. Where the "non-Canadian" fails to comply with such demand, the Minister may apply for a court order that, among other things, directs the disposition of assets or shares.

        The COMPETITION ACT (Canada) (the "Competition Act") is a law of general application regulating "mergers" (as defined in the Competition Act). A "merger" is defined in the Competition Act to include the acquisition of control over or a significant interest in the whole or a part of the business of a person. Where, upon application by the Commissioner of Competition, the Competition Tribunal established under the COMPETITION TRIBUNAL ACT (Canada) finds that a merger "prevents or lessens, or is likely to prevent or lessen, competition substantially, among other areas, in a trade, industry or profession, it may:
(i) in the case of a completed merger, among other things, order any party to the merger to dissolve the merger; or (ii) in the case of a proposed merger, among other things, make an order against a person directing such person not to proceed with the merger. The Competition Act also requires that persons proposing certain transactions, before completing these transactions, notify the Commissioner of Competition appointed under the Competition Act that the transactions are proposed and supply the Commissioner of Competition with certain information. The Competition Act sets out certain time periods following the receipt of such information by the Commissioner of Competition which must expire before the transactions may proceed. In the case of the acquisition of voting shares of a corporation which are publicly traded, the acquisition by a person of the voting shares which would result in such person, together with its affiliates, owning less than 20 percent of the votes of all outstanding voting shares would not require a notification to be made.

E.      TAXATION

        The following is a general summary of certain Canadian income tax considerations applicable to an investment in Common Shares by U.S. Holders who deal at arm's length with the Company. For the purpose of this discussion, a "U.S. Holder" means a resident of the United States for United States income tax purposes and for purposes of the Canada/United States Income Tax Convention
(1980) (the "Convention") who is not a resident of Canada for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"), does not use or hold Common Shares in carrying on business in Canada and does not use or hold, and is not deemed to use or hold Common Shares in the course of carrying on an insurance business in Canada.

        This summary is of a general nature and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. The summary does not address any aspect of any provincial or local tax laws or the tax laws of jurisdictions outside Canada or the tax considerations applicable to non-U.S. Holders. Accordingly, prospective investors should consult with their own tax advisers for advice with respect to the income tax consequences to them having regard to their own particular circumstances, including any consequences of an investment in Common Shares arising under any provincial or local tax laws or the tax laws of jurisdictions outside Canada.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder, proposed amendments thereto publicly announced by the Department of Finance, Canada prior to the date hereof and the provisions of the Convention. It does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

        The following summary applies only to U.S. Holders who hold their Common Shares as capital property.

        Amounts in respect of Common Shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a shareholder who is not a resident of Canada within the meaning of the Canadian Tax Act will generally be subject to Canadian non-resident withholding taxes. Such withholding tax is levied at a basic rate of 25% which may be reduced pursuant to the terms of an applicable tax treaty between Canada and the country of residence of the non-resident. Currently, under the Convention, the tax rate of Canadian non-resident withholding tax on the gross amount of dividends beneficially owned by a U.S. Holder is 15%. However, where such beneficial owner is a company which owns at least 10% of the voting stock of the Company, the rate of such withholding is 5%.

        A purchase of Common Shares by the Company (other than by a purchase in the open market in the manner in which shares are normally purchased by a member of the public) will give rise to a deemed dividend equal to the amount paid by the Company on the purchase in excess of the paid-up capital of such shares, determined in accordance with the Canadian Tax Act. Any such dividend deemed to have been received by a person not resident in Canada will be subject to non-resident withholding tax as described above. The amount of any such deemed dividend will reduce the proceeds of disposition to a holder of Common Shares for purpose of computing the amount of his capital gain or loss arising on the disposition.

        A holder of Common Shares who is not a resident of Canada within the meaning of the Canadian Tax Act will not be subject to tax under the Canadian Tax Act in respect of any capital gain arising on a disposition of Common Shares (including on a purchase by the Company) unless such Common Shares constitute taxable Canadian property of the shareholder for purposes of the Canadian Tax Act and such shareholder is not entitled to relief under an applicable tax treaty. Common Shares will generally not constitute taxable Canadian property of a U.S. Holder unless such person has at any time during the five year period immediately preceding the disposition of the Common Shares owned, either alone or together with persons with whom he does not deal at arm's length, not less than 25% of the issued shares of any class of the capital of the Company. In any event, under the Convention, gains derived by a U.S. Holder from the disposition of Common Shares will not be taxable in Canada unless the value of the Company's Common Shares is derived principally from real property in Canada.

H.      DOCUMENTS ON DISPLAY

        The documents referred to herein can be obtained from the Company at 250 West 57th St., Suite 1020, New York, New York, 10107.

ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The Company is exposed to cash flow and translation risk due to changes in the Canadian/United States dollar exchange rate and interest rate fluctuations.

        The information below about the Company's foreign exchange and interest rate sensitivity constitutes a "forward-looking statement". The Company's foreign exchange rate and interest rate exposure is to changing exchange rates between the Canadian and United States dollar and fluctuations in exchange rates in the United States and Canada.

        Exposure to exchange rate fluctuations is due to translation of the Company's Canadian balance sheet and income statement into United States dollars, the Company's reporting currency, and due to translation of United States dollar debt which resides in Canada into its Canadian dollar equivalent. To the extent United States dollar debt resident in Canada remains outstanding, no cash flow impact occurs as any gain or loss is unrealized.

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

                                    PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        The Company is presently in default of certain licensor and developer payments in addition to certain other contractual payment arrangements which it has entered into. As the result of such defaults, the Company is currently in default under the covenants of the convertible debentures.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.       [RESERVED]

ITEM 16.       [RESERVED]

                                    PART III

ITEM 17.       FINANCIAL STATEMENTS

        The Company's Consolidated Financial Statements and Notes thereto follow:


NEWKIDCO INTERNATIONAL INC.


Financial Statements
December 31, 2001 and 2000

Together With Auditors' Report

AUDITORS' REPORT

-------------------------------------------------------------------------------

To the Shareholders of
NEWKIDCO INTERNATIONAL INC.,


We have audited the consolidated balance sheets of NEWKIDCO INTERNATIONAL INC. as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


/s/ Arthur Andersen LLP

Toronto, Canada
March 8, 2002, except for Note 16
which is as of April 30, 2002

NEWKIDCO INTERNATIONAL INC.
-------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS

December 31                                                     2001       2000
===============================================================================
(In thousands of U.S. dollars)                                   $           $

ASSETS


CURRENT ASSETS
 Cash and cash equivalents                                       143        219
 Accounts receivable (Notes 7 and 13)                          9,174     14,922
 Inventory (Note 7)                                              514      1,041
 Prepaid expenses and other assets                               138         76
                                                             -------    -------
                                                               9,969     16,258
                                                             -------    -------
CAPITAL ASSETS (Note 4)                                           75         43
PREPAID ROYALTIES AND SOFTWARE DEVELOPMENT COSTS (Note 5)      4,179      9,477
GOODWILL (Note 6)                                              1,960      2,420
INVESTMENT                                                      --          239
ASSETS OF DISCONTINUED OPERATIONS (Note 3)                      --            7
                                                             -------    -------
                                                              16,183     28,444
                                                             -------    -------
                                                             -------    -------

LIABILITIES

CURRENT LIABILITIES
 Bank indebtedness (Note 7)                                    5,422      9,345
 Short-term loans (Note 8)                                     2,964      1,500
 Accounts payable and accrued charges                          4,839      4,140
 Deferred revenue                                              1,642      1,771
 Liabilities of discontinued operations (Note 3)                --           66
                                                             -------    -------
                                                              14,867     16,822
                                                             -------    -------

LONG-TERM
 Convertible debentures (Note 9)                                 591        624
                                                             -------    -------
CONTINGENCY (Note 1)

SHAREHOLDERS' EQUITY
 Share capital (Note 10)                                      67,568     66,191
 Cumulative translation adjustment                              (199)      (197)
 Deficit                                                     (66,644)   (54,996)
                                                             -------    -------
                                                                 725     10,998
                                                             -------    -------

                                                              16,183     28,444
                                                             -------    -------
                                                             -------    -------

Approved on behalf of the Board:

_________________________ , Director   __________________________ , Director
      Brent Insley                             Arthur Levine






The accompanying notes are an integral part of these financial statements.   54

NEWKIDCO INTERNATIONAL INC.
-----------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the years ended December 31
=============================================================================

                                                                       2001          2000
                                                                     --------      --------
(In thousands of U.S. dollars, except share and per share amounts)      $              $

REVENUE
  Sales                                                                15,828        23,912
  Royalties                                                             1,886         2,135
                                                                     --------      --------

                                                                       17,714        26,047

COST OF SALES                                                          10,538        22,915
                                                                     --------      --------
GROSS PROFIT                                                            7,176         3,132
                                                                     --------      --------
OPERATING EXPENSES
  Amortization                                                            812           736
  General and administrative                                            2,160         3,637
  Research and development                                                932         1,086
  Selling and marketing                                                 4,351         4,040
                                                                     --------      --------
                                                                        8,255         9,499
                                                                     --------      --------
LOSS FROM CONTINUING OPERATIONS BEFORE INTEREST
  EXPENSE, WRITE-DOWN FOR IMPAIRMENT IN ASSETS VALUES
  AND OTHER EXPENSES                                                   (1,079)       (6,367)

INTEREST EXPENSE                                                       (1,960)       (1,202)

WRITE-DOWN FOR IMPAIRMENT IN ASSET VALUES (Notes 1 and 2)              (8,609)           --

OTHER EXPENSE                                                              --          (170)
                                                                     --------      --------
LOSS FROM CONTINUING OPERATIONS                                       (11,648)       (7,739)

EARNINGS FROM DISCONTINUED OPERATIONS (Note 3)                             --            76
                                                                     --------      --------
NET LOSS FOR THE YEAR                                                 (11,648)       (7,663)

DEFICIT, beginning of year                                            (54,996)      (47,333)
                                                                     --------      --------
DEFICIT, end of year                                                  (66,644)      (54,996)
                                                                     --------      --------
                                                                     --------      --------
BASIC AND DILUTED

LOSS PER SHARE - CONTINUING OPERATIONS                                  (0.40)        (0.33)

NET LOSS PER SHARE                                                      (0.40)        (0.33)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, (thousands)      23,306        23,499
                                                                     --------      --------
                                                                     --------      --------


The accompanying notes are an integral part of these financial statements.  55

NEWKIDCO INTERNATIONAL INC.
-------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31                                    2001             2000
========================================================================================
(In thousands of U.S. dollars)                                       $                $

OPERATING ACTIVITIES
 Net loss from continuing operations                             (11,648)          (7,739)
 Items not requiring cash
   Amortization of capital assets                                     52               43
   Amortization of software development costs                        629            2,344
   Amortization of prepaid royalties                               2,995            4,613
   Amortization of goodwill                                          760              693
   Non-cash interest expense                                         999               11
   Write-down for impairment in asset values                       8,609                -
   Foreign exchange gain                                             (44)               -
                                                               ------------     -----------
                                                                   2,352              (35)

Change in non-cash working capital items
   Accounts receivable                                             5,595          (13,741)
   Inventory                                                         527            2,366
   Prepaid expenses and deposits                                     (62)             100
   Accounts payable, bank indebtedness advances and
     accrued charges                                              (3,224)          11,134
   Deferred revenue                                                 (129)           1,771
                                                               ------------     -----------
                                                                   5,059            1,595
-------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Acquisition of capital assets                                      (84)             (19)
  Prepaid royalties                                               (4,347)          (9,694)
  Software development costs                                       (2,084)          (1,729)
                                                               ------------     -----------
                                                                  (6,515)         (11,442)
-------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Issuance of short-term loan                                      2,964            1,500
  Repayment of short-term loan                                    (1,500)          (1,500)
  Issuance of convertible debentures                                   -            1,500
  Repayment of convertible debentures                                  -           (1,500)
  Issuance of short-term loan                                          -            1,500
  Issuance of special debentures                                       -              677
  Issuance of common shares                                            -              190
  Issuance of special purchase warrants                              (25)           4,480
                                                               ------------     -----------
                                                                   1,439            6,847
-------------------------------------------------------------------------------------------
CASH DECREASE FROM CONTINUING OPERATIONS                             (17)          (3,000)
CASH INCREASE (DECREASE) FROM DISCONTINUED OPERATIONS                (59)             209
                                                               ------------     -----------
NET CASH OUTFLOW                                                     (76)          (2,791)
CASH AND CASH EQUIVALENTS, beginning of year                         219            3,010
CASH AND CASH EQUIVALENTS, end of year                               143              219
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------

Interest received                                                      3               59
Interest paid                                                        789            1,155
Income taxes paid                                                      -              162
Income taxes received                                                  -               75


The accompanying notes are an integral part of these financial statements.  56

NEWKIDCO INTERNATIONAL INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
===============================================================================
(Tabular amounts in thousands of U.S. dollars, except per share data)


1.  NATURE OF BUSINESS

    NewKidCo International Inc. (the "Company") develops and publishes video games for game console systems for children between the ages of three and twelve. The Company's products are sold through the retail channel throughout North America and by a licensed distributor throughout the U.K., Europe, Australia and New Zealand. All its activities are carried on in one industry segment.

    These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. As at December 31, 2001 the Company has shareholders' equity of $725,000 (2000 - $10,998,000) and incurred net losses of $11,648,000 for the year ended December 31, 2001 (2000 - $7,663,000). The ability of the Company to continue as a going concern and the recoverability of the amounts shown for assets is dependent on the ability of the Company to achieve profitable operations. The Company believes it has the ability to reduce operational spending to assist in achieving profitability. The Company continues to consider additional debt and equity financings and the need for additional financing will become necessary in the continued absence of profitable operations (Note 16). Failure to continue as a going concern could materially impact the amount the Company recovers from its assets and liabilities.

    During 1999, the Company entered into an agreement to examine the feasibility of developing an internet site devoted exclusively to providing wholesome video game entertainment to young children. The Company owned a 50% interest in this venture. During 2001, the Company wrote off this investment of $152,000 as part of its asset impairment review.


2.  SIGNIFICANT ACCOUNTING POLICIES

    The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

    Due to the significance of the Company's U.S. operations, the Company uses the U.S. dollar as both its functional and reporting currency.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    The valuation of inventory, prepaid royalties, software development costs and goodwill is dependent on management's estimates of the timing and volume of sales of individual game titles. Management's estimates of the carrying value of these items may be reduced as new products are introduced by the Company or its competitors.

    The Company records an estimate for product returns and price discounts at the time a sale is recorded based on historical results. The estimate may be affected as new products are introduced by the Company or its competitors.

NEWKIDCO INTERNATIONAL INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
===============================================================================
(Tabular amounts in thousands of U.S. dollars, except per share data)


2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

    BASIS OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

    JOINT VENTURE

    The Company accounts for its investments in joint ventures using the proportionate consolidation method.

    CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

    INVENTORY

    Inventory is recorded at the lower of cost, determined on a first-in, first-out basis, and net realizable value. Inventory consists of finished goods.


    CAPITAL ASSETS

    Capital assets are recorded at cost. Amortization is provided on the declining-balance basis, except for leasehold improvements, which are amortized on the straight-line basis, as follows:

    Computer equipment                                                     30%
    Computer software                                                      50%
    Furniture and fixtures                                                 20%

    PREPAID ROYALTIES

    Prepaid royalties represent the cost of intellectual property licenses and are stated at cost. Prepaid royalties are expensed to operations as the related products are sold. The Company, on a periodic basis, assesses the recoverability of prepaid royalties and, where applicable writes such amounts down to an amount not in excess of their estimated net realizable value determined based on future cash flows calculated on a non-discounted basis. Amortization of prepaid royalties to cost of sales is based on the lesser of management's estimate of the economic life of the intellectual property license and the contractual rate provided in the contract for the intellectual property license.

    During 2001, as part of its asset impairment review, the Company wrote off $6,267,000 of prepaid royalties to accurately reflect management's estimate of the economic life of the underlying licenses.

NEWKIDCO INTERNATIONAL INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
===============================================================================
(Tabular amounts in thousands of U.S. dollars, except per share data)


2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

    SOFTWARE DEVELOPMENT COSTS

    All software development costs are capitalized when incurred. Software development costs are amortized to cost of sales at the rate provided in the software development contract or management's estimate of the economic life of the project if the estimated life is shorter than the contractual rate. Project abandonment losses, advances or capitalized software development costs are expensed when, in management's estimate, future revenues will not be sufficient to recover previously capitalized costs.

    During 2001, as part of its asset impairment review, the Company wrote off $1,951,000 of capitalized software development costs on projects whose costs are not expected to be recovered.

    GOODWILL

    The excess of purchase consideration over fair market value of net identifiable assets acquired in a business combination is recorded as goodwill. Goodwill is being amortized on a straight-line basis over five years commencing in the month following acquisition.

    The Company, on a periodic basis, assesses the recoverability of the goodwill and, where applicable writes such amount down to an amount not in excess of its estimated net realizable value determined based on future cash flows calculated on a non-discounted basis.


    INVESTMENT

    Portfolio investment is recorded at cost. During 2001, as part of its asset impairment review, the Company wrote off its investment of $239,000 to accurately reflect management's estimate of the recoverability of the underlying investment.

    REVENUE RECOGNITION

    Revenue from the sale of video games is recognized upon the shipment of the product to the retailer if collection of the receivable is reasonably assured. Revenue is recorded net of discounts and allowances for future estimated product returns. Such estimates are based on historical results. Royalty revenue is recognized when contractual obligations are met.

    INCOME TAXES

    The Company uses the asset and liability method, whereby assets or liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Future income tax assets are evaluated annually and if realization is not considered more likely than not, the value of the future tax asset is adjusted by a charge to income.

NEWKIDCO INTERNATIONAL INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
===============================================================================
(Tabular amounts in thousands of U.S. dollars, except per share data)


2.  SIGNIFICANT ACCOUNTING POLICIES (Continued)


    FOREIGN CURRENCY TRANSLATION

    The Company translates the assets and liabilities of self-sustaining operations at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. The unrealized translation gains and losses on the Company's net investment in these operations are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheets as cumulative translation adjustment.

    EARNINGS (LOSS) PER SHARE

    Earnings per share have been calculated by dividing income available to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share reflects the potential dilution of securities by including other outstanding common share equivalents, including stock options, in the weighted average number of common shares outstanding for a period, if dilutive.

    STOCK OPTION PLANS

    The Company has employee stock option plans, which are described in Note 10. No compensation expense is recognized for these plans when shares or stock options are issued to employees since the exercise price of the options is equal to or greater than the share price on the date of grant. Any consideration paid by employees on exercise of stock options or purchase of shares is credited to share capital. If shares or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the shares or stock options cancelled is charged to deficit.


3.  DISCONTINUED OPERATIONS

    During the year ended December 31, 1998, the Board of Directors finalized the planned wind-up of the operations of NKC Holdings Inc. (formerly "Alpha Software Corporation") ("NKC"). The measurement and disposal date for the disposal of NKC was December 31, 1998. A net loss of $4,851,000 was included in the total loss from discontinued operations for the year ended December 31, 1998. As the measurement date was also the date of disposal, the actual amount of the loss on disposal was recorded in the financial statements, and there have been no other operations subsequent to December 31, 1998. During 1999 and 2000, certain assets previously written-off were sold for proceeds in excess of anticipated amounts, and, certain accruals for expenditures expected to be incurred were reversed.

NEWKIDCO INTERNATIONAL INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
===============================================================================
(Tabular amounts in thousands of U.S. dollars, except per share data)


4.  CAPITAL ASSETS


                                            2001
                             ------------------------------------
                                         ACCUMULATED    NET BOOK
                                COST     AMORTIZATION      VALUE
                             ------------------------------------
                                $           $                  $
Computer equipment             150          93                 57
Furniture and fixtures          34          16                 18
                             ------------------------------------
                               184         109                 75
                             ====================================

                                            2000
                             ------------------------------------
                                         Accumulated    Net Book
                                Cost     Amortization      Value
                             ------------------------------------
                                 $           $                 $
Computer equipment             136          96                 40
Furniture and fixtures          16          13                  3
Leasehold improvements           2           2                  -
                             ------------------------------------
                               154         111                 43
                             ====================================


     During the years ended December 31, 2001 and 2000 the Company incurred amortization expense of $52,000 and $43,000, respectively.



5.  PREPAID ROYALTIES AND SOFTWARE DEVELOPMENT COSTS

                                            2001
                             ------------------------------------
                                         ACCUMULATED    NET BOOK
                                COST     AMORTIZATION      VALUE
                             ------------------------------------
                                 $           $                 $
Prepaid royalties             18,104       15,877          2,227
Software development costs     8,244        6,292          1,952
                             ------------------------------------
                              26,348         22,169        4,179
                             ====================================

NEWKIDCO INTERNATIONAL INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
===============================================================================
(Tabular amounts in thousands of U.S. dollars, except per share data)


5.  PREPAID ROYALTIES AND SOFTWARE DEVELOPMENT COSTS (Continued)

                                            2000
                             ------------------------------------
                                         Accumulated    Net Book
                                Cost     Amortization      Value
                             ------------------------------------
                                 $             $             $

 Prepaid royalties            13,757        6,728          7,029
 Software development costs    6,160        3,712          2,448
                             -----------------------------------
                              19,917       10,440          9,477
                             ===================================


    Amortization of prepaid royalties was $2,995,000 and $4,613,000 for the years ended December 31, 2001 and 2000, respectively. Amortization of software development costs was $629,000 and $2,344,000 for the years ended December 31, 2001 and 2000, respectively.



6.  GOODWILL

                                            2001
                             ------------------------------------
                                         ACCUMULATED    NET BOOK
                                COST     AMORTIZATION      VALUE
                             ------------------------------------
                                 $             $             $
   Goodwill                    3,769        1,809          1,960
                             ===================================


                                            2000
                             ------------------------------------
                                         Accumulated    Net Book
                                Cost     Amortization      Value
                             ------------------------------------
                                 $             $             $
  Goodwill                     3,469        1,049          2,420
                             ===================================


    Goodwill arose on the acquisition of the 25% minority interest in NewKidCo, LLC.

    On March 1, 2001, the Company reached a settlement with the former owners of the 25% interest in NewKidCo, LLC with respect to the calculation of the additional contingent consideration for the years ended April 30, 1999, 2000 and 2001. Under the terms of settlement, the Company issued 1,333,333 common shares in exchange for the relinquishment of the First and Second warrants and for a full release of its obligations under the Joint Venture Formation Agreement. The First warrants entitled the holder to receive 1,000,000 common shares at a warrant price of $1.50 per share. The Second warrants entitled the holders to receive 1,000,000 common shares each at a warrant price of $2.50 per share. The fair value of the First and Second warrants at the time of their surrender was $60,000 and $40,000, respectively. The fair value of the 1,333,333 common shares issued at March 1, 2001, the settlement date, was $400,000. Consequently, the increase in goodwill as a result of this net additional consideration is $300,000.

NEWKIDCO INTERNATIONAL INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
===============================================================================
(Tabular amounts in thousands of U.S. dollars, except per share data)


7.  BANK INDEBTEDNESS

    In August 2000, the Company entered into a credit facility under which the Company receives an advance against receivables. At December 31, 2001 an amount of $5,422,000 (2000 - $9,113,000) equal to the amount of the advances under the credit line is included in bank indebtedness. The credit facility is secured by inventory and accounts receivable. The lender charges a finance fee of 1% per month on the average daily account balance outstanding plus a 0.5% per month fee on the face amount of each account. The Company incurred $383,000 in interest and administrative charges under this agreement in the year ended December 31, 2001 (2000 - $309,000).

    In September 2000, the Company entered into a purchase order financing arrangement whereby the Company assigns its purchase orders to a financing company. The terms of the financing arrangement provide for the financing company to receive a transaction fee equal to 3.25% of the face amount of funds advanced, a daily maintenance fee of 0.09% for amounts advanced which remain outstanding more than 30 days and a materials advance fee from the date the letter of credit is negotiated into cash until repayment by the Company at a rate of prime plus 4% divided by 360. The Company incurred interest charges of $451,000 during the year ended December 31, 2001 (2000 - $677,000). At December 31, 2001 there were no amounts outstanding under the terms of the arrangement (2000- $277,000).


8.  SHORT-TERM LOANS

    On November 27, 2000, the Company received a $1,500,000 bridge loan. The loan was due and payable on March 27, 2001 and bore interest at 12.0% per annum commencing March 27, 2001 if not repaid on such date. The loan was secured by certain assets of the Company. The loan was repaid, as scheduled, on March 27, 2001. The loan further provided the lender with options to acquire up to 600,000 warrants for no additional consideration. The options were exercisable on the earlier of the filing of a prospectus with respect to the offering of the convertible debentures, special warrants and these options, and November 27, 2001. Upon the exercise of the options, 400,000 warrants vested immediately and the remaining 200,000 loan warrants were to vest on the occurrence of certain events prior to the repayment of the loan. Upon repayment of the loan, the option to acquire the 200,000 warrants was cancelled. Each remaining warrant entitles the holder to purchase one common share at a price of $0.70 Cdn. per share. The warrants expire November 27, 2002.

    On April 16, 2001, the Company received a $1,200,000 development funding loan. The loan was due and payable on March 31, 2002 and bore interest at 8% per annum. In addition, the loan agreement requires the Company to pay the lender $0.50 per unit shipped of several of its titles through April 30, 2002. On April 4, 2002 this loan was prepaid.

    On July 1, 2001, the Company received a $900,000 development funding loan. The loan was due and payable on March 31, 2002 and bears interest at 7.5% per annum. In addition, the loan agreements required the Company to pay the lender $0.25 per unit shipped of several of its titles during the term of the loan. This loan was not repaid upon maturity.

NEWKIDCO INTERNATIONAL INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
===============================================================================
(Tabular amounts in thousands of U.S. dollars, except per share data)


8.  SHORT TERM LOAN (Continued)

    On November 29, 2001, the Company entered into a revolving credit facility agreement that allows the Company to borrow up to $3,000,000 for a period of one year. On December 31, 2001, the amount outstanding on this loan is $864,000. The agreement provides for a 27.5% initial fee on the entire credit facility agreement and an interest rate on the outstanding balance of 15% per annum. The initial fee and interest cost have been satisfied by the issuance of units. Each unit consists of one common share and one-half common share purchase warrant of the Company. As of December 31, 2001 the Company was required to provide 2,483,000 common shares and 1,242,000 common share purchase warrants with an exercise of $0.65 Cdn. per common share, pursuant to this agreement. These common share purchase warrants are exercisable immediately and expire on November 30, 2003. The fair value of the common shares and common share purchase warrants issuable as of December 31, 2001 was $838,000 and $150,000, respectively. Furthermore, since the initial fee was incurred to establish this credit facility and has no relationship to the drawings on the facility, it has been charged as interest expense in the consolidated statement of operations.



9.  CONVERTIBLE DEBENTURES

    On July 31, 2000 the Company issued $677,000 aggregate principal amount of special debentures. The special debentures mature on July 29, 2005 and bear interest at a rate of 12% per annum payable quarterly. Each special debenture entitled the holder to receive, upon exercise and without additional consideration, $677,000 aggregate principal amount of convertible debentures of the Company prior to the expiry date. The special debentures were exercised on April 8, 2001. The convertible debentures issued upon exchange of the special debentures have a five-year term from the date of issuance of the convertible debentures (subject to the right of the holder to extend for two additional terms of one year each).

    The entire principal amount of the convertible debentures is repayable at maturity. The Company has the right, upon notice, to prepay the convertible debentures at any time on, or at any time after July 31, 2003, if the Company's shares trade at or above $3.00 Cdn. for 30 consecutive trading days commencing at any time on or after July 31, 2003. The convertible debentures bear interest at 12.0% per annum payable quarterly. The special debentures were, and the convertible debentures are, denominated in Canadian dollars ($1.0 million Cdn.) and secured by a general security agreement over the assets of the Company and its subsidiaries, subject to certain exceptions.

    At the holder's option, the convertible debentures may be converted into 714,286 units (at a conversion price of $1.40 Cdn.) subject to adjustments for unpaid interest. Each unit is convertible into one common share, 0.3333 of one Class B common share purchase warrant, 0.3333 of one Class C common share purchase warrant and 0.3333 of one Class D common share purchase warrant. Each whole Class B, C and D common share purchase warrant can be exercisable into one common share at a per share price of $2.00 Cdn., $4.00 Cdn. and $6.00 Cdn., respectively (Note 16).

NEWKIDCO INTERNATIONAL INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
===============================================================================
(Tabular amounts in thousands of U.S. dollars, except per share data)


10. SHARE CAPITAL

    AUTHORIZED
    100,000,000 common shares.

    Unlimited number of preferred shares, which may be issued in one or more series. The number of shares which will form a series as well as the designation, rights, privileges, restrictions and conditions of a series will be determined by the board of directors.


    ISSUED
    (number of shares and warrants in thousands)


                                                      Number of
                                                         Common                     Number of
                                                         Shares       Amount         Warrants
                                                      ---------------------------------------
                                                                        $

Balance, December 31, 1999                               19,987       61,457            6,000
  Issuance of warrants (i)                                   --           --              150
  Issuance of warrants (i)                                   --           --              210
  Issuance of special warrants (ii)                          --        4,480            8,412
  Issuance of shares on exercise of compensation
    warrants (iii)                                          100          190               --
  Issuance of loan warrants on exercise of
    options (Note 8)                                         --           --              400
  Expiry of warrants (iv)                                    --           --           (2,000)
  Value of warrant conversion feature (Note 9)               --           58               --
  Forfeiture of common shares (v)                           (38)          --               --
---------------------------------------------------------------------------------------------
Balance, December 31, 2000                               20,049       66,191           13,172
  Issuance of warrants (vi)                                  --           --               25
  Forfeiture of common shares (v)                           (38)          --               --
  Issuance on conversion of special warrants (ii)         8,412          (24)              --
  Issuance of shares pursuant to a settlement with
    former employees (vii)                                1,333          300           (2,000)
  Issuance of warrants (viii)                                --          113              500
  Issuance of stock and warrants (ix)                     2,483          988            1,242
---------------------------------------------------------------------------------------------
Balance, December 31, 2001                               32,239       65,568           12,939
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------




    (i) During the period ended December 31, 2000, the Company issued 150,000 share purchase warrants with an ascribed value of $nil to a lender as part of a short-term credit facility. These share purchase warrants entitle the lender to purchase an equal number of common shares at an exercise price of $3.61 Cdn. expiring April 20, 2003.The credit facility was subsequently refinanced. As part of the re-financing, the Company issued 210,000 share purchase warrants with an ascribed value of $6,000. These share purchase warrants entitle the lender to purchase an equal number of common shares at an exercise price of $1.25 Cdn. expiring July 31, 2003.

NEWKIDCO INTERNATIONAL INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
===============================================================================
(Tabular amounts in thousands of U.S. dollars, except per share data)


10. SHARE CAPITAL (Continued)

    (ii) On July 31 and September 12, 2000, the Company issued 7,912,439 and 500,000 special warrants respectively. 7,523,332 special warrants were issued by the Company at a price of $0.90 Cdn. per special warrant; 500,000 special warrants were issued at a price of $1.00 Cdn; and 389,107 special warrants were issued at a price of $1.12 Cdn. The aggregate gross proceeds of issuance was $5,217,000 and the cost of issuance was $737,000. Each special warrant entitled the holder to receive, upon exercise and without additional payment one common share and one Class A purchase warrant. Each Class A purchase warrant entitles the holder to purchase one common share at the applicable exercise price at any time prior to the expiry date. 7,912,439 of the Class A purchase warrants are exercisable at an exercise price of $1.15 Cdn. per common share and the remaining 500,000 Class A purchase warrants are exercisable at $1.20 Cdn. per common share. On April 20, 2001, the Company issued 8,412,439 common shares and 8,412,439 Class A purchase warrants pursuant to the exercise of 8,412,439 special warrants

    (iii) During the period ended December 31, 2000, the Company issued 100,000 common shares with an ascribed value of $2.60 Cdn. per share under the terms of the underwriters over-allotment option, related to the secondary offering of special warrants dated June 14, 1999.


    (iv) On June 14, 1999, the Directors approved the issue of 2,000, 000 share purchase warrants to purchase common shares at $2.60 Cdn. per share, exercisable only in certain circumstances. The purchase warrants expired unexercised December 21, 2000.

    (v) During the year ended December 31, 1997, the Company instituted a plan to enable certain employees to purchase shares in the Company at varying prices as determined by the Compensation Committee. The loans provided to executives and employees to acquire such shares amounted to $350,000 and $75,000 respectively, and are recorded as a reduction of shareholders' equity. Loan repayments will result in a corresponding increase in share capital. The loans are non-recourse, bear interest at 5.94% per annum secured by 216,750 common shares, and are repayable over various periods of up to five years, except in the case of termination, resignation or death of an employee. On September 29, 2000 an executive officer forfeited 38,250 common shares in satisfaction of his indebtedness to the Company of $75,000. On January 8, 2001, an executive officer forfeited 38,250 common shares in satisfaction of his indebtedness to the Company of $75,000.

    (vi) On July 31, 2001, the Company issued 25,000 warrants to a corporation related to a director of the Company in consideration for services provided by the corporation in relation to share issuance.

    (vii) On July 1, 2001, the Company issued 1,333,333 common shares pursuant to a settlement with two former employees for a full release of obligations under the Joint Venture Formation Agreement. As part of the agreement, the former employees also surrendered 2,000,000 warrants.

    (viii) On October 19, 2001, the Company issued 500,000 warrants to a licensor of the Company. Each warrant is exercisable into one common share of the Company at a price of $1.15 Cdn. and expires 5 years from the date of issue. The fair value of these warrants was $113,000.

    (ix) On November 29, 2001, the Company issued 2,483,000 common shares with an ascribed value of $838,000 and 1,242,000 common share purchase warrants with an ascribed value of $150,000 to a lender as part of a short-term credit facility (Note 8).

NEWKIDCO INTERNATIONAL INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
===============================================================================
(Tabular amounts in thousands of U.S. dollars, except per share data)



10. SHARE CAPITAL (Continued)

    STOCK OPTION PLANS

    In June 1994 (Plan A) and May 1998 (Plan B), the Company approved two stock option plans to encourage ownership of the common shares by the directors, officers, employees and consultants of the Company and its subsidiaries. The maximum number of shares, which may be reserved for issue under these Plans, is 2,200,000 common shares. The options vest over varying periods of time as determined by the board of directors, generally in equal annual installments over three years. The stock option plan approved in May 1998 is reserved exclusively for employees and consultants and provides a maximum number of shares of 500,000.

    The following stock options have been granted under these plans, and remain outstanding at December 31, 2001:



                                                                  Weighted Average
                                               Weighted               Remaining
                       Number of Options       Average            Contractual Life
Granted                Plan A                  Exercise Price         (years)           Expiry Date
1997                   462                     1.02                   1.6               July 2002-September 2002
1998                   11                      1.03                   2.3               March 2003-May 2003
1999                   222                     1.70                   3.3               January 2004-July 2004
2000                   463                     0.87                   4.3               January 2005-July 2005
2001                   -
                      -------------------
                       1,158
                      -------------------
                      -------------------



                                                                  Weighted Average
                                               Weighted               Remaining
                       Number of Options       Average            Contractual Life
Granted                Plan B                  Exercise Price         (years)           Expiry Date
1999                   213                     1.99                   3.6               July 2004-November 2004
2000                   25                      0.54                   4.5               January 2005
2001                   -
                      -------------------
                       238
                      -------------------
                      -------------------



                                                                  Exercise Price                          Exercise Price
                                               Plan A                Plan A            Plan B                 Plan B

Options outstanding, December 31, 1999         1,455              $   1.22              495           $           2.03
Options granted                                  472              $   0.89               31           $           0.81
Options forfeited                               (505)             $   0.96             (233)          $           2.17
                                              ---------                                --------
Options outstanding, December 31, 2000         1,422              $   1.05              293           $           1.82
Options forfeited                               (264)             $   0.87              (55)          $           1.73
                                              ---------                                --------
Options outstanding, December 31, 2001         1,158              $   1.09              238           $           1.84
                                              ---------                                --------
Options exercisable, December 31, 2001         1,158              $   1.09              191           $           1.75
                                              ---------                                --------

NEWKIDCO INTERNATIONAL INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
===============================================================================
(Tabular amounts in thousands of U.S. dollars, except per share data)


11. COMMITMENTS

    The Company is committed to the following guaranteed minimum royalty payments for character licenses and minimum lease payments for its office premises:

                                                                        $

         2002                                                         8,705
         2003                                                         4,124
         2004                                                            50
                                                                     -------
                                                                     12,879
                                                                     -------
                                                                     -------


    Rent expense for the years ended December 31, 2001, 2000, and 1999 was $203,000, $170,000, and $157,000, respectively.



12. INCOME TAXES

    All of the Company's operations are carried on by one operating entity in North America. The effective tax rate depends on the tax legislation in each country. The nature and tax effects of the temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities are presented below:

                                                             2001        2000
                                                         --------    --------
                                                               $           $

     Future income tax asset is composed of:
      Share issuance costs                                    190         260
      Loss carryforwards
        US - Continuing Operations                          8,043       3,831
        US - Discontinued Operations                        2,986       3,079
        Canada - Continuing Operations                      2,025       1,811
        Canada - Discontinued Operations                    6,647       8,793
                                                         --------    --------
                                                           19,701      17,514
                                                         --------    --------
                                                           19,891      17,774

     Valuation allowance                                  (19,891)    (17,774)
                                                         --------    --------
     Net future income tax asset                               -           -
                                                         --------    --------

NEWKIDCO INTERNATIONAL INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
===============================================================================
(Tabular amounts in thousands of U.S. dollars, except per share data)


12. INCOME TAXES (Continued)



                                                      2001      2000
                                                 -----------------------
                                                       $          $
Combined basic Canadian federal and
provincial income tax rate                            42%        42%
Provision for income taxes based on above rate:
Net loss                                            (4,892)     (3,218)
Increase (decrease) resulting from:
  Lower rate on earnings of U.S. subsidiaries          229         105
  Non-tax-deductible goodwill                          319         291
  Share issuance costs                                 (66)       (270)
  Valuation allowance                                4,410       3,092
                                                 ----------------------
Provision for income taxes per Consolidated
Statement of Operations                                  -           -
                                                 ----------------------
                                                 ----------------------



    The Company and its subsidiaries have losses totaling $48,467,000 as at December 31, 2001. The tax losses are available for carry-forward, to reduce future years' income for tax purposes, and, if unused, Canadian losses will expire through 2008 and US losses will expire through 2016. The benefit of approximately $7,467,000 of these losses is substantially limited due to the change in control rules in the United States.

    Included in other expenses for the years ended December 31, 2001 and 2000 are minimum tax expense of $3,000 and $78,000 respectively.


13. FINANCIAL INSTRUMENTS

    FAIR VALUE

    The fair value of all financial assets and liabilities approximate their carrying value.

    CREDIT RISK

    The Company is subject to risk of non-payment of accounts receivable. The Company mitigates this risk by monitoring the credit worthiness of its customers. As at December 31, 2001, 69% of the Company's accounts receivable balance was from three customers. The three customers have receivable balances individually representing 37%, 19%, and 13% of the total accounts receivable.

    As at December 31, 2000, 60% of the Company's accounts receivable balance was from four customers. The four customers had receivable balances individually representing 27%, 13%, 10% and 10% of the total accounts receivable.

NEWKIDCO INTERNATIONAL INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
===============================================================================
(Tabular amounts in thousands of U.S. dollars, except per share data)


14. RELATED PARTY TRANSACTIONS

    The Company incurred professional fees, consulting fees, and transaction costs in connection with financing totaling approximately $187,000 (2000 - $416,000) with a corporation related to an individual who is a director of the Company. Of this amount, $nil (2000 - $405,000) is included in transaction costs as described in Note 10 and $187,000 (2000 - $11,000) is charged to operations.



15. SEGMENTED INFORMATION

    The Company operates in one industry segment, the publishing of video games for game console systems.



                                                        2001       2000       1999
                                                      ----------------------------
                                                         $          $          $

Sales and royalties                                   17,714     26,047     22,468

Assets identified with continuing operations          16,183     28,437     16,204
Assets of discontinuing operations                         -          7        372
                                                      ----------------------------
Total assets                                          16,183     28,444     16,576

Capital assets of continuing operations                   75         43         67
Capital assets of discontinuing operations                 -          -          -
                                                      ----------------------------
Total capital assets                                      75         43         67
                                                      ----------------------------
                                                      ----------------------------



                                                        2001       2000       1999
                                                      ----------------------------
                                                         $          $          $

Sales and royalties
United States                                         15,492     23,300     22,300
Canada                                                   336        612        168
Europe                                                 1,886      2,135          -
                                                      ----------------------------
                                                      17,714     26,047     22,468
                                                      ----------------------------
                                                      ----------------------------


     During the years ended December 31, 2001 and 2000, three customers accounted for greater than 10% of the total sales. In 2001, each of these customers individually accounted for 31%, 12% and 11% of total sales, respectively. In 2000, each of these customers individually accounted for 19%, 15% and 10% of total sales, respectively. In July 2000, the Company assumed management of its sales distribution through a third party distributor and now manages its own network of independent sales representatives. At December 31, 2001, substantially all of the Company's capital assets were located in the United States.

NEWKIDCO INTERNATIONAL INC.
-------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 and 2000
===============================================================================
(Tabular amounts in thousands of U.S. dollars, except per share data)


16. SUBSEQUENT EVENTS

    On April 2, 2002, the Company completed a private placement of 16,206,142 Series A non-redeemable preferred shares with a price of $0.37023 per share. The Series A preferred shares are entitled to a 5% cumulative dividend payable, at the option of the Company, either in common shares of the Company or in cash. The holders of the Series A preferred shares shall be entitled to vote at all meetings of the Company with each Series A preferred share being deemed, for such purpose, to be equal to the number of, and to have the voting rights applicable to, the number of common shares into which each Series A preferred share is convertible into. At the option of the holder each Series A preferred share is convertible into a common share of the Company for no additional consideration. The $6,000,000 raised was used to reduce short-term debt and to fund working capital needs.

    In connection with the issuance of preferred shares, the Company received approval from its Class A Warrant holders to amend the warrants. The number of shares represented by each warrant certificate was reduced by approximately two-thirds, resulting in the aggregate number of shares represented by the Class A warrant certificates to be 2,804,146. Furthermore, the exercise price was reduced to $0.60 Cdn. and the expiry time was changed to April 30, 2002. As of April 30, 2002, the Company has received $1,039,142 from the exercise of 2,749,053 warrants.


    On January 17, 2002 the Company received a bridge loan of $800,000. The loan bore interest at 12% per annum and was payable February 17, 2007. The loan was subsequently satisfied with the issuance of 2,160,819 Series A preferred shares. In conjunction with this loan agreement, the Company entered into an agreement with the party (the "loan broker") that introduced the Company to the lender. As such, the Company provided the loan broker with the right to receive a fee based on revenues derived from certain titles for a period of four years, ending December 31, 2004. This fee, payable in U.S. dollars, is equal to the lesser of $3.00 per unit or 10% of the wholesale price. This future obligation was not satisfied as a result of the shares issued.

    In March 2002, the Company amended the terms of the convertible debentures such that the conversion price was reduced to $1.00 Cdn per unit. Each unit entitles the holder to receive, for no additional consideration, one common share of the Company. The common share purchase warrants previously issuable upon conversion into units have been cancelled. Subsequent to year end, $715,000 Cdn. of the convertible debentures were converted into common shares of the Company.


17. COMPARATIVE FIGURES

    Certain of the prior year figures have been reclassified to conform to the current year's basis of presentation.

ITEM 18.       FINANCIAL STATEMENTS

        Not applicable.

ITEM 19.       EXHIBITS

                           EXHIBITS                                       PAGE

1       Employment Agreement, dated September 1, 1997, between             *
        SoftQuad International Inc., Alpha Software
        Corporation and Richard Rabins.

2       Employment Agreement, dated September 1, 1997, between             *
        SoftQuad International Inc., Alpha Software
        Corporation and Selwyn Rabins.

3       Nonrecourse Note, dated October 17, 1997, from Richard             *
        Rabins to SoftQuad International Inc.

4       Nonrecourse Note, dated October 17, 1997, from Selwyn              *
        Rabins to SoftQuad International Inc.

5       Stock Pledge Agreement, dated October 17, 1997,                    *
        between Richard Rabins and SoftQuad International Inc.

6       Stock Pledge Agreement, dated October 17, 1997,                    *
        between Selwyn Rabins and SoftQuad International Inc.

7       Nonrecourse Note, dated October 17, 1997, from Steven              **
        Schneider to SoftQuad International Inc.

8       Nonrecourse Note, dated October 17, 1997, from Howard              **
        March to SoftQuad International Inc.

9       Stock Pledge Agreement, dated October 17, 1997,                    **
        between Steven Schneider and SoftQuad International Inc.

10      Stock Pledge Agreement, dated October 17, 1997,                    **
        between Howard March and SoftQuad International Inc.

11      Nonrecourse Note, dated September 4, 1997 from Roberto             **
        Drassinower to SoftQuad International Inc.

12      Stock Pledge Agreement, dated September 4, 1997,                   **
        between Roberto Drassinower and SoftQuad International
        Inc.

13      Lease, dated April 10, 1992, between Trustees of                   **
        Fourth Avenue Trust and Alpha Software Corporation.


14      Agreement of Amendment, dated as of March 19, 1996,                **
        between Trustees of Fourth Avenue Trust and Alpha
        Software Corporation.

15      Second Lease Amendment, dated July 30, 1997, by and                **
        between the Trustees of the Fourth Avenue Trust and
        Alpha Software Corporation.

16      Termination Agreement dated February 8, 1999 by and               ***
        between the Trustees of Fourth Avenue Trust and Alpha
        Software Corporation.

17      Lease dated February 16, 1999 by and between the                  ***
        Trustees of N.W. Building 34 Trust and the Company

18      Joint Venture Formation Agreement dated as of May 1,              ***
        1998 by and among the Company, Alpha Software
        Corporation, NewKidCo, LLC, NewKidCo Holdings, LLC,
        Jonathan D. Harber ("Harber") and Henry A. Kaplan
        ("Kaplan")

19      Limited Liability Company Agreement of NewKidCo, LLC              ***

20      Employment Agreement effective June 9, 1998 between               ***
        NewKidCo, LLC and Kaplan

21      Consulting Agreement effective June 9, 1998 between               ***
        the Company and Harber

22      Non-competition and Non-Disclosure Agreement between              ***
        the Company and Harber

23      Non-competition and Non-Disclosure Agreement between              ***
        the Company and Kaplan

24      Standstill and Voting Agreement dated as of June 9,               ***
        1998 among the Company, certain of its subsidiaries,
        Harber and Kaplan

25      Registration Rights Agreement effective June 9, 1998              ***
        between NewKidCo Holdings, LLC and the Company

26      First Warrant to Purchase Common Shares                           ***

27      Second Warrant to Purchase Common Shares                          ***

28      Third Warrant to Purchase Common Shares                           ***

29      Fourth Warrant to Purchase Common Shares                          ***

30      Lease dated October 8, 1998 between Fisk Building                 ****
        Associates and NewKidCo, LLC


31      Lease dated November 3, 1999 between Fisk Building                ****
        Associates and NewKidCo, LLC

32      Employment Agreement dated as of January 10, 2000                 ****
        between Henry A. Kaplan and the Company

33      Employment Agreement dated as of January 10, 2000                 ****
        between Steven H. Schneider and the Company

34      Employment Agreement dated as of January 10, 2000                 ****
        between Richard Rabins and the Company

35      Employment Agreement dated as of September 15, 1999               ****
        between Samuel Goldberg and the Company

36      Employment Agreement dated as of October 18, 1999                 ****
        between Paul Samulski and the Company

37      Joint Venture Agreement by and between Kaon                       ****
        Interactive Company, LLC, Alpha Software Corporation
        and NewKidCo International, Inc. dated December 22,
        1999

38      Loan Agreement dated November 27, 2000 between 1398882           *****
        Ontario Limited, NKC Holdings, NewKidco, LLC, and the
        Company

39      Promissory Note dated November 27, 2000 by the Company           *****
        for the benefit of 1398882 Ontario Inc.

40      Amendment dated July 31, 2000 to Employment Agreement            *****
        dated January 10, 2000 between Stephen H. Schneider
        and the Company

41      Consulting Agreement dated July 31, 2000 between                 *****
        Richard Rabins and the Company

42      Employment Agreement dated as of April 2001 between              *****
        Arthur N. Levine and the Company

3.2 Articles of Amendment setting out conditions of Series A Preferred Shares

3.3 Articles of Amendment setting out conditions of Series B Preferred Shares


* Incorporated by reference to Richard and Selwyn Rabins' Amendment No. 1 to Schedule 13D, filed March 5, 1998.

** Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1997.

*** Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1998.

**** Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1999.

***** Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2000.

                                   SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                            NEWKIDCO INTERNATIONAL, INC.


                                            By:    /s/Arthur Levine
                                                --------------------------------
                                                 Name:  Arthur Levine
                                                 Its:  Chief Executive Officer



June 28, 2002